UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2023

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-11399



Cintas Corporation
(Exact name of registrant as specified in its charter)

Washington	31-1188630
(State or Other Jurisdiction of Incorporation or Organization)	*(IRS Employer Identification Number)*

6800 Cintas Boulevard **P.O. Box 625737** **Cincinnati, Ohio**	**45262-5737**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's Telephone Number, Including Area Code: **(513) 459-1200**

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, no par value	CTAS	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐	Non-Accelerated Filer	☐
Smaller Reporting Company	☐	Emerging Growth Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.762(b)) by the registered public accounting firm that prepared or issued is audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b) ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐   No ☒

The aggregate market value of the Registrant's Common Stock held by non-affiliates as of November 30, 2022, was $46,917,324,557 based on a closing sale price of $461.78 per share. As of June 30, 2023, 192,220,477 shares of the Registrant's Common Stock were issued and 101,741,564 shares were outstanding.

Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement to be filed with the Commission for its 2023 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K.

Cintas Corporation
Index to Annual Report on Form 10-K

Part I

Item 1. Business

Overview

Cintas Corporation (Cintas, Company, we, us or our), a Washington corporation, helps more than one million businesses of all types and sizes, primarily in the United States (U.S.), as well as Canada and Latin America, get **READY™** to open their doors with confidence every day by providing a wide range of products and services that enhance our customers' image and help keep their facilities and employees clean, safe and looking their best. With products and services including uniforms, mats, mops, restroom supplies, first aid and safety products, fire extinguishers and testing, and safety training, Cintas helps customers get **Ready for the Workday**®. Cintas was founded in 1968 by Richard T. Farmer when he left his family's industrial laundry business in order to develop uniform programs using an exclusive new fabric. In the early 1970's, Cintas acquired the family industrial laundry business. Over the years, Cintas developed additional products and services that complemented its core uniform business and broadened the scope of products and services available to its customers.

Business Segments

Cintas' reportable operating segments are the Uniform Rental and Facility Services operating segment and the First Aid and Safety Services operating segment. The Uniform Rental and Facility Services reportable operating segment consists of the rental and servicing of uniforms and other garments, including flame resistant clothing, mats, mops and shop towels and other ancillary items. In addition to these rental items, restroom cleaning services and supplies and the sale of items from our catalogs to our customers on route are included within this reportable operating segment. The First Aid and Safety Services reportable operating segment consists of first aid and safety products and services. The remainder of Cintas' business, which consists of the Fire Protection Services operating segment and the Uniform Direct Sale operating segment, is included in All Other.

The following table sets forth Cintas' total revenue and the revenue derived from each reportable operating segment and the remaining operating segments included in the All Other category for the fiscal years ended May 31:

(In thousands)	2023	2022	2021
Uniform Rental and Facility Services	$ 6,897,130	$ 6,226,980	$ 5,689,632
First Aid and Safety Services	951,496	832,458	784,291
All Other	967,143	795,021	642,417
Total Revenue	$ 8,815,769	$ 7,854,459	$ 7,116,340

Additional information regarding each reportable operating segment and All Other is also included in Note 13 entitled Operating Segment Information of "Notes to Consolidated Financial Statements."

Customers

We provide our products and services to over one million businesses of all types, from small service and manufacturing companies to major corporations that employ thousands of people. This diversity in customer base results in no individual customer accounting for greater than one percent of Cintas' total revenue. As a result, the loss of one account would not have a material financial impact on Cintas.

Competition

The primary markets served by each of the Cintas operating segments are local in nature and highly fragmented. Cintas competes with national, regional and local providers, large national retailers and small local retailers as well as companies with a significant online presence and the level of competition varies at each of Cintas' local operations. In addition, businesses may decide to perform certain services in-house instead of outsourcing these services. Product, design, price, quality, service and convenience to the customer are the competitive elements in each of our operating segments.

Operations and Distribution

Within the Uniform Rental and Facility Services reportable operating segment, Cintas provides its products and services to customers via local delivery routes originating from rental processing plants and branches. Within the First Aid and Safety Services reportable operating segment and All Other, Cintas provides its products and services via its distribution network and local delivery routes or local representatives. At May 31, 2023, Cintas, in total, had approximately 11,500 local delivery routes, 461 operational facilities and 12 distribution centers.

Sourcing

Cintas is committed to sourcing responsibly. Cintas sources finished products from many outside suppliers. As mentioned on our website, www.cintas.com, each and every supplier must comply with a vendor code of conduct as a condition of doing business with Cintas. Cintas also conducts internal training to ensure that employee-partners who have direct responsibility for supply chain management are knowledgeable and aware of issues and concerns surrounding our supply chain. In addition to sourcing from third-party suppliers, Cintas operates five manufacturing facilities that provide for standard uniform needs. Cintas purchases fabric, used in the manufacturing of its products, from several suppliers. Cintas' ability to find qualified suppliers who meet its standards and to access products in a timely and efficient manner, is subject to ongoing market risks. For a discussion of the risks associated with sourcing that may materially impact Cintas, please see "Item 1A: Risk Factors - Risks Relating to Business Strategy and Operations."

Government Laws and Regulations

Cintas is subject to a wide array of laws, government regulations, including environmental regulations, and standards in each domestic and foreign jurisdiction in which it operates. In addition to Cintas' U.S. operations, which in fiscal 2023, fiscal 2022 and fiscal 2021, generated over 90% of its consolidated revenue, Cintas also operates its business through wholly-owned subsidiaries in foreign jurisdictions, primarily in Canada. Compliance with these laws, government regulations, including environmental regulations, and standards requires the dedication of time and effort of employee-partners as well as financial resources.

Compliance with environmental regulations and prioritizing our environmental sustainability efforts are important to us as a good corporate citizen. Our journey started in 1929 during the Great Depression when Doc and Amelia Farmer collected shop towels that had been disposed of by manufacturing facilities along the Ohio River. They washed, recycled and sold the clean towels back to companies. Today, the majority of our total Company revenue comes from our Uniform Rental and Facility Services reportable operating segment. Most of these items are cleaned and processed in ways that extend their lifespan and, when not in use, are re-stocked for future customers to maximize their lifespan. Our laundering processes generate far less wastewater than home laundering. Water discharged into the environment is treated at our operating facilities and in accordance with local discharge standards and permits. Our lasting commitment to the environment and our communities is evident from our processes and innovation, which are designed to ensure that our operational facilities are operating efficiently. Cintas is subject to various environmental laws and regulations, as are other companies in the uniform rental industry. The primary federal statutes that apply to our activities in the U.S. are the Clean Air Act, the Clean Water Act and the Resource Conservation and Recovery Act. We are also subject to the Superfund Amendments and Reauthorization Act of 1986, which imposes certain reporting requirements as to emissions of hazardous substances into the air, land and water. While environmental compliance is not a material component of our costs, Cintas makes capital expenditures and associated operating costs, primarily for water treatment and waste removal, on a regular basis in order to comply with environmental laws and regulations, to promote employee-partner safety and to carry out its environmental sustainability principles. Environmental spending related to water treatment and waste removal was approximately $26.0 million in fiscal 2023, approximately $22.0 million in fiscal 2022 and approximately $19.0 million in fiscal 2021. Capital expenditures to limit or monitor hazardous substances totaled approximately $1.0 million in fiscal 2023, approximately $0.2 million in fiscal 2022 and approximately $1.0 million in fiscal 2021.

In addition, health and safety regulations (including laws or regulations promulgated in response to the novel strain of coronavirus (COVID-19) pandemic) have necessitated, and may continue to necessitate, increased operating costs or capital investments to promote a safe working environment. Cintas is also required to comply with increasingly complex and changing laws and regulations enacted to protect business and personal data in the U.S. and other jurisdictions regarding privacy, data protection and data security, including those related to the collection, storage, use, transmission and protection of personal information and other consumer, customer, vendor or employee data. With respect to the laws and regulations noted above, as well as other applicable laws and regulations, Cintas' compliance programs may under certain circumstances involve material investments in the form of additional processes, training, personnel, information technology and capital. In fiscal 2023, compliance with the applicable laws, government regulations, including environmental regulations, and standards did not have a material effect on Cintas' capital expenditures or consolidated results of operations. For a discussion of the risks associated with government regulations that may materially impact Cintas, please see "Item 1A: Risk Factors—Legal and Regulatory Risks."

Communication

Cintas uses its corporate website, www.cintas.com, as a channel for routine distribution of important information, including news releases, analyst presentations and financial information. Cintas files with, or furnishes to, the Securities and Exchange Commission (SEC) Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports, as well as proxy statements and annual reports to shareholders, and, from time to time, other documents. The reports and other documents filed with or furnished to the SEC are available to investors on or through our corporate website free of charge as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. The SEC maintains an internet site located at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, such as Cintas, that file electronically with the SEC. Cintas' SEC filings can be found on the Investor Relations page of its website at www.cintas.com/investors/financial-reports and its Code of Conduct and Business Ethics can be found under the Impact page of its website at www.cintas.com/company/esg. These documents are available in print to any shareholder who requests a copy by writing or calling Cintas as set forth on the Investor Information page under the FAQs. The content on any website referred to in this Annual Report on Form 10-K is not incorporated herein by reference unless expressly noted.

Environmental, Social and Governance

In fiscal 2023, Cintas published its third annual environmental, social and governance (ESG) report and reported on Cintas' continued strategy of a Shared Drive for Better. The report included information on Cintas' efforts in areas of climate and energy initiatives, water interactions, materials and waste, sustainable supply chain, diversity, equity and inclusion efforts, employee-partner development, safety and health strategy, human rights and labor rights positions and governance, ethics and integrity foundations. Cintas' most recent ESG report can be found on our website at www.cintas.com/company/esg.

Human Capital

Cintas' key human capital management objectives are to attract, retain and develop talent to deliver on the Company's strategy. To support these objectives, Cintas' human resources programs are designed to: keep people safe and healthy; enhance the Company's culture through efforts aimed at making the workplace more inclusive; acquire and retain diverse talent; reward and support employee-partners through competitive pay and benefit programs; develop talent to prepare them for critical roles and leadership positions; and facilitate internal talent mobility to create a high-performing workforce. The principles and values our employee-partners share are the driving force behind all our accomplishments. At May 31, 2023, Cintas employed approximately 44,500 employee-partners in our global workforce, of which approximately 1,000 were represented by labor unions.

Our primary areas of focus in managing our human capital include the following:

Corporate Culture

We believe that our culture at Cintas is just as essential as our products and services. Our culture impacts the quality of the employee-partners we hire, the way we communicate and interact with our customers and each other and our performance standards. Our culture is the cornerstone representing our values, our behaviors, our way of working and how we approach our business, which is strong relationships and a dedication to taking care of one another and our customers. We operate according to the Cintas Code of Conduct, available on our website www.cintas.com, which mandates full compliance with applicable laws and regulations and helps to preserve the integrity of our Company.

Health and Safety

We aspire to achieve zero workplace injuries and collisions and provide a safe, open, healthy and accountable work environment for our employee-partners. To align with internationally recognized standards, we have implemented an occupational health and safety management system in accordance with the Occupational Safety and Health Administration (OSHA) that is modeled after the International Organization for Standardization (ISO) 45001 and OSHA Voluntary Protection Program (VPP). Employee-partners, contractors, vendors and visitors are all covered by the system, which focuses on hazard prevention, training, management commitment and worker involvement. We are also committed to continuously improving performance through our Health and Safety Improvement Committees in every operation, while corporate health and safety employee-partners conduct annual reviews of our operations. Additionally, every year our employee-partners receive online, on-the-job and classroom training on over 50 health and safety topics, and all maintenance staff must complete our award-winning Maintenance Safety Certification process. Every Cintas driver completes monthly driver safety training courses and/or on-the-road skills evaluations. All production-related managers attend OSHA's 10-hour Safety Improvement course, and each member of our Senior Management team takes the Management and Leadership Skills for Environmental Health and Safety Professionals Course, part of the Harvard T.H Chan School of Public Health safety and health curriculum. In addition, we provide several channels for all employee-partners to speak up, ask for guidance and report concerns related to ethics or safety violations, and we address those concerns and take appropriate actions to uphold our Cintas values and health and safety culture. Through these efforts, Cintas has reduced our recordable injury rate by over 75% since 2008, has been awarded 124 OSHA Star sites in the VPP, which is more than triple any other company in the U.S. and has received numerous safety, health and ergonomics awards from national and international groups.

Employee-Partner Wellness

We are committed to the physical and mental health and wellness of our employee-partners. We provide our employee-partners and their families with access to a variety of health and wellness programs, including our long-running Live Well program that supports employee-partners on their health and wellness journeys. We provide free annual biometric screening and health assessments at work or offsite, annual free flu shot clinics, a tobacco cessation program, weight management programs and an employee-partner assistance program, which offers advice on mental health, legal and financial issues.

Diversity, Equity & Inclusion

Cintas supports diversity, equity and inclusion by fostering a respectful, creative and productive environment where all employee-partners can reach their full potential without regard to race, color, religion, sex, sexual orientation, gender identity, national origin, disability or protected veteran status. We actively recruit, retain, develop and advance a diverse and talented workforce. We have six Employee-Partner Business Resource Groups, focused on Women, African Americans, Hispanic and Latin Americans, Asian American/Pacific Islanders, LGBTQ+ and Military and Veteran employee-partners. These groups provide platforms for our employee-partners to showcase skills, experiences and perspectives. The Employee-Partner Business Resource Groups also help foster inclusion among all employee-partners to build awareness, recruit and retain a diverse workforce and support the overall success of Cintas. We also have a diverse Management Trainee program that helps Cintas find and develop the best talent for our leadership pipeline, and we monitor representation across management positions. Cintas' diversity, equity and inclusion efforts are led by our Senior Vice President of Human Resources and Chief Diversity Officer. This position reports to our Chief Executive Officer and works to help achieve our goals and obtain a diverse and talented workforce, which is critical to our success.

Compensation Programs and Employee Benefits

Our compensation and benefits programs provide a total rewards package designed to attract, retain and motivate our employee-partners. In addition to competitive base salaries, the total rewards package (which may vary by position and country) includes, among other items, bonuses, long-term incentives, retirement savings plans, medical insurance, prescription drug benefits, dental insurance, vision insurance, accident and critical illness insurance, life and disability insurance, health savings accounts, flexible spending accounts and an employee-partner assistance program.

Talent Development

Cintas is committed to the continued development of its employee-partners. We provide numerous training opportunities for our employee-partners, with a focus on continuous learning and development and methodologies to manage performance, provide feedback and develop talent. We offer a wide array of training solutions (classroom, hands-on and e-learning) for our employee-partners. Our talent development programs strive to provide employee-partners resources to achieve career goals and build management and leadership skills. We offer mentoring programs, a management trainee program and executive leadership programs to support the professional growth of our employee-partners and ensure we have the right succession plans in place.

Item 1A. Risk Factors

The statements in this section describe the most significant risks that could materially and adversely affect our business, consolidated financial condition and consolidated results of operation and the trading price of our debt or equity securities. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. Readers should not interpret the disclosure of any risk factor to imply that the risk has not already materialized.

In addition, this section sets forth statements which constitute our cautionary statements under the Private Securities Litigation Reform Act of 1995.

This Annual Report on Form 10-K contains forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements. Forward-looking statements may be identified by words such as "estimates," "anticipates," "predicts," "projects," "plans," "expects," "intends," "target," "forecast," "believes," "seeks," "could," "should," "may" and "will" or the negative versions thereof and similar words, terms and expressions and by the context in which they are used. Such statements are based upon current expectations of Cintas and speak only as of the date made. You should not place undue reliance on any forward-looking statement. We cannot guarantee that any forward-looking statement will be realized. These statements are subject to various risks, uncertainties, potentially inaccurate assumptions and other factors that could cause actual results to differ from those set forth in or implied by this Annual Report. Factors that might cause such a difference include, but are not limited to, the possibility of greater than anticipated operating costs including energy and fuel costs; lower sales volumes; loss of customers due to outsourcing trends; the performance and costs of integration of acquisitions; inflationary pressures and fluctuations in costs of materials and labor, including increased medical costs; interest rate volatility; costs and possible effects of union organizing activities; failure to comply with government regulations concerning employment discrimination, employee pay and benefits and employee health and safety; the effect on operations of exchange rate fluctuations, tariffs and other political, economic and regulatory risks; uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation; our ability to meet our goals relating to ESG opportunities, improvements and efficiencies; the cost, results and ongoing assessment of internal controls for financial reporting; the effect of new accounting pronouncements; disruptions caused by the inaccessibility of computer systems data, including cybersecurity risks; the initiation or outcome of litigation, investigations or other proceedings; higher assumed sourcing or distribution costs of products; the disruption of operations from catastrophic or extraordinary events including global health pandemics such as the COVID-19 coronavirus; the amount and timing of repurchases of our common stock, if any; changes in federal and state tax and labor laws; and the reactions of competitors in terms of price and service. Cintas undertakes no obligation to publicly release any revisions to any forward-looking statements or to otherwise update any forward-looking statements whether as a result of new information or to reflect events, circumstances or any other unanticipated developments arising after the date on which such statements are made, except otherwise as required by law. The risks and uncertainties described herein are not the only ones we may face. Additional risks and uncertainties presently not known to us or that we currently believe to be immaterial may also harm our business. Forward-looking and other statements in this Annual Report on Form 10-K regarding our greenhouse gas (GHG) reduction plans and other ESG goals are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the SEC. In addition, historical, current and forward-looking GHG-related and/or ESG-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve and assumptions that are subject to change in the future.

Risks Relating to Business Strategy and Operations

Negative global economic factors may adversely affect our financial performance.

Negative economic conditions, in North America and our other markets, may adversely affect our financial performance. Higher levels of unemployment, inflation, recessionary conditions, geopolitical developments, tax rates and other changes in tax laws and other economic factors could adversely affect the demand for Cintas' products and services. Increases in labor costs, including the cost to provide employee-partner related healthcare benefits, minimum wages, labor shortages or shortages of skilled labor, regulations regarding the classification of employees and/or their eligibility for overtime wages, higher material costs for items such as fabrics and textiles, the inability to obtain insurance coverage at cost-effective rates, higher interest rates, inflation, global health pandemics such as the COVID-19 pandemic, higher tax rates and other changes in tax laws and other economic factors could increase our costs of rental uniforms and facility services, cost of other services and selling and administrative expenses. As a result, these factors could adversely affect our sales and consolidated results of operations.

Increased competition could adversely affect our financial performance.

We operate in highly competitive industries and compete with national, regional and local providers. Product, design, price, quality, service and convenience to the customer are the competitive elements in these industries. If existing or future competitors seek to gain or retain market share by reducing prices, Cintas may be required to lower prices, which would hurt its results of operations. Cintas competitors also generally compete with Cintas for acquisition candidates, which can increase the price for acquisitions and reduce the number of available acquisition candidates. In addition, our customers and prospects may decide to perform certain services in-house instead of outsourcing these services to us. These competitive pressures could adversely affect our sales and consolidated results of operations.

An inability to open new, cost effective operating facilities may adversely affect our expansion efforts.

We plan to expand our presence in existing markets and enter new markets. The opening of new operating facilities is necessary to gain the capacity required for this expansion. Our ability to open new operating facilities depends on our ability to identify attractive locations, negotiate leases or real estate purchase agreements on acceptable terms, identify and obtain adequate utility and water sources and comply with environmental regulations, zoning laws and other similar factors. Any inability to effectively identify and manage these items may adversely affect our expansion efforts, and consequently, adversely affect our financial performance.

Risks associated with our acquisition practice could adversely affect our consolidated results of operations.

Historically, a portion of our growth has come from acquisitions. We continue to evaluate opportunities for acquiring businesses that may supplement our internal growth. However, there can be no assurance that we will be able to locate and purchase suitable acquisitions. In addition, the success of any acquisition, including the ability to realize anticipated cost synergies, depends in part on our ability to integrate the acquired company. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of our management's attention and our financial and other resources. If management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, we may not be able to realize anticipated cost synergies resulting from acquisitions and our business could suffer. Although we conduct due diligence investigations prior to each acquisition, there can be no assurance that we will discover or adequately protect against all material liabilities of an acquired business for which we may be responsible as a successor owner or operator. The failure to identify suitable acquisitions and successfully integrate these acquired businesses, or to discover liabilities associated with such businesses in the diligence process, could adversely affect our consolidated results of operations.

Risks associated with the suppliers from whom our products are sourced could adversely affect our consolidated results of operations.

The products we sell are sourced from a wide variety of domestic and international suppliers. Global sourcing of many of the products we sell is an important factor in our financial performance. We require all our suppliers to comply with applicable laws, including labor and environmental laws, and otherwise be certified as meeting our required supplier standards of conduct. Our ability to find qualified suppliers who meet our standards, and to access products in a timely and efficient manner, is a significant challenge, especially with respect to suppliers located and goods sourced outside the U.S. Political and economic stability in the countries in which foreign suppliers are located, the financial stability of suppliers, suppliers' failure to meet our supplier standards, labor problems experienced by our suppliers, the availability of raw materials to suppliers, currency exchange rates, transport availability and cost, inflation and other factors relating to the suppliers and the countries in which they are located are beyond our control. In addition, U.S. and foreign trade policies, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade are beyond our control. These and other factors, including the potential negative impact of global health pandemics such as COVID-19 affecting our suppliers and our access to products could adversely affect our consolidated results of operations.

We rely extensively on computer systems, including third-party systems, to process transactions, maintain information and manage our businesses. Disruptions in the availability of computer systems due to implementation of a new system or otherwise, or privacy breaches involving computer systems, could impact our ability to service our customers and adversely affect our sales, consolidated results of operations and reputation and expose us to litigation risk.

Our businesses rely on various computer systems, including third-party systems, to provide customer information, process customer transactions and provide other general information necessary to manage our businesses. We have an active disaster recovery plan in place that is frequently reviewed and tested. However, our computer systems are subject to damage or interruption due to system conversions, power outages, computer or telecommunication failures, catastrophic events such as fires, tornadoes and hurricanes and usage errors by our employees. Although we believe that we have adopted appropriate measures to mitigate potential risks to our technology and our operations from these information technology-related and other potential disruptions, given the unpredictability of the timing, nature and scope of such disruptions, we could potentially be subject to production downtimes, operational delays and interruptions in our ability to provide products and services to our customers. Any disruption caused by the unavailability of our computer systems could adversely affect our sales, could require us to make a significant investment to fix or replace them and, therefore, could adversely affect our consolidated results of operations. In addition, cyber-security attacks are evolving and have become increasingly more sophisticated. Cyber-security attacks may include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and corruption of data. We have experienced cybersecurity incidents in the past, but none of these incidents, individually or in the aggregate, have had a material adverse effect on our business or results of operations. If the network of security controls, policy enforcement mechanisms and monitoring systems to address these threats to our technology fails, or we are unable to successfully address security incidents, production downtimes, operational delays and interruptions in our ability to provide products and services to our customers, the compromising of confidential or otherwise protected Company, customer, or employee information, destruction or corruption of data, security breaches, or other manipulation or improper use of our systems and networks could result in financial losses from remedial actions, loss of business or potential liability and damage to our reputation.

We also rely on software applications, enterprise cloud storage systems and cloud computing services provided by third-party vendors for certain information technology services, including our SAP enterprise system, payroll data, risk management data and lease data. If these third-party vendors, as well as our suppliers and other vendors, experience service interruptions or damage, security breaches, cyber-attacks, computer viruses, ransomware or other similar events or intrusions, our business and our consolidated results of operations may be adversely affected.

Failure to achieve and maintain effective internal controls could adversely affect our business and stock price.

Effective internal controls are necessary for us to provide reliable financial reports. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the consolidated financial statement preparation and presentation. While we continue to evaluate our internal controls, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. If we fail to maintain the adequacy of our internal controls or if we or our independent registered public accounting firm were to discover material weaknesses in our internal controls, as such standards are modified, supplemented or amended, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Failure to achieve and maintain an effective internal control environment could cause us to be unable to produce reliable financial reports or prevent fraud. This may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

We may experience difficulties in attracting and retaining competent personnel in key positions. Failure to preserve positive labor relationships with our employees could adversely affect our consolidated results of operations.

We believe that a key component of our success is our corporate culture, which has been imparted by management throughout our corporate organization. Our corporate culture, along with our entire operation, depends on our ability to attract, develop and retain key employees. Competitive pressures and labor shortages within and outside our industry may make it more difficult and expensive for us to attract and retain key employees which could adversely affect our businesses.

We believe we have positive labor relationships with our employees. However, factors such as difficulty to attract key employees, reduced employee engagement, third-party organizational efforts and increased employee turnover could adversely affect our labor relationships with our employees. A failure to preserve positive labor relationships with our employees and could adversely affect our consolidated financial condition and consolidated results of operations.

Unexpected events could negatively impact our business and adversely affect our consolidated results of operations.

Unexpected events, including fires or explosions at facilities, severe weather conditions and natural disasters such as hurricanes and tornadoes (including those caused by climate change), war or terrorist activities, unplanned outages, global health pandemics such as COVID-19, supply disruptions, failure of equipment or systems or changes in laws and/or regulations impacting our businesses, could adversely affect our consolidated results of operations. These events could result in customer disruption, physical damage to one or more key operating facilities, the temporary closure of one or more key operating facilities or the temporary disruption of information systems. In addition, negative publicity, whether warranted or not, impacting brand image perception could adversely affect our consolidated results of operations.

Financial Risks

Our indebtedness may limit cash flow available to invest in the ongoing needs of our business.

Our outstanding indebtedness along with adverse interest rate fluctuations may have negative consequences on our business, such as requiring us to dedicate a substantial portion of our cash flow from operations to the payment of debt service, reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, dividend increases, stock buybacks and other general corporate purposes, as well as increase our vulnerability to adverse economic or industry conditions. In addition, it may limit our ability to obtain additional financing in the future to enable us to react to changes in our business or industry or place us at a competitive disadvantage compared to businesses in our industry that have less debt.

Changes in the fuel and energy industry could adversely affect our consolidated financial condition and consolidated results of operations.

The price of fuel and energy needed to run our vehicles and equipment is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for fuel and other energy related products, actions by energy producers, war and unrest in oil producing countries, regional production patterns, limits on refining capacities, natural disasters, environmental concerns including the impact of legislative and regulatory efforts to limit GHG emissions and global health pandemics such as COVID-19. Increases in fuel and energy costs could adversely affect our consolidated financial condition and consolidated results of operations.

Fluctuations in foreign currency exchange could adversely affect our consolidated financial condition and consolidated results of operations.

We earn revenue, pay expenses, own assets and incur liabilities in countries using currencies other than the U.S. dollar, primarily the Canadian dollar. In fiscal years 2023, 2022 and 2021, revenue denominated in currencies other than the U.S. dollar represented less than 10% of our consolidated revenue. Because our consolidated financial statements are presented in U.S. dollars, we must translate revenue and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Therefore, fluctuations in the value of the U.S. dollar against other major currencies, particularly in the event of significant increases in foreign currency revenue, will impact our revenue and operating income and the value of balance sheet items denominated in foreign currencies. This impact could adversely affect our consolidated financial condition and consolidated results of operations.

We may recognize impairment charges, which could adversely affect our consolidated financial condition and consolidated results of operations.

We assess our goodwill and other intangible assets and our long-lived assets for impairment when required by U.S. Generally Accepted Accounting Principles (U.S. GAAP). These accounting principles require that we record an impairment charge if circumstances indicate that the asset carrying values exceed their estimated fair values. The estimated fair value of these assets is impacted by, but not limited to, macroeconomic, industry and market conditions in the locations in which we operate. Deterioration in these general economic conditions may result in: declining revenue, which can lead to excess capacity and declining operating cash flow; reductions in management's estimates for future revenue and operating cash flow growth; increases in borrowing rates and other deterioration in factors that impact our weighted average cost of capital; and deteriorating real estate values. If our assessment of goodwill, other intangible assets or long-lived assets indicates an impairment of the carrying value for which we recognize an impairment charge, this may adversely affect our consolidated financial condition and consolidated results of operations.

The effects of credit market volatility and changes in our credit ratings could adversely affect our liquidity and consolidated results of operations.

Our operating cash flows, combined with access to the credit markets, provide us with significant discretionary funding capacity. However, deterioration in the global credit markets may limit our ability to access credit markets, which could adversely affect our liquidity and/or increase our cost of borrowing. In addition, credit market deterioration and its actual or perceived effects on our results of operations and financial condition, along with deterioration in general economic conditions, may increase the likelihood that the major independent credit agencies will downgrade our credit ratings, which could increase our cost of borrowing. Increases in our cost of borrowing could adversely affect our consolidated results of operations.

Legal and Regulatory Risks

Failure to comply with federal and state regulations to which we are subject could result in penalties or costs that could adversely affect our consolidated results of operations.

Our business is subject to complex and stringent state and federal regulations, including employment laws and regulations, minimum wage requirements, overtime requirements, working condition requirements, citizenship requirements, transportation and other laws and regulations. In particular, we are subject to the regulations promulgated by the U.S. Department of Transportation (USDOT) and under the Occupational Safety and Health Act of 1970, as amended (OSHA Act). We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with the USDOT regulations, the OSHA Act and other laws and regulations to which we are subject. Changes in laws, regulations and the related interpretations, including any laws or regulations that may be enacted by the current U.S. presidential administration and Congress, may alter the landscape in which we do business and may affect our costs of doing business. The impact of new laws and regulations cannot be predicted. Compliance with new laws and regulations may increase our operating costs or require significant capital expenditures. Any failure to comply with applicable laws or regulations could result in substantial fines by government authorities, payment of damages to private litigants, or possible revocation of our authority to conduct our operations, which could adversely affect our ability to service customers and our consolidated results of operations.

We are subject to legal proceedings that may adversely affect our consolidated financial condition and consolidated results of operations.

We are subject to various litigation claims and legal proceeding arising from the ordinary course of our business, including personal injury, customer contract, environmental and employment claims. Certain of these lawsuits or potential future lawsuits, if decided adversely to us or settled by us, may result in liability and expense material to our consolidated financial condition and consolidated results of operations.

Compliance with environmental laws and regulations could result in significant costs that adversely affect our consolidated results of operations.

Our operating locations are subject to environmental laws and regulations relating to the protection of the environment and health and safety matters, including those governing discharges of pollutants to the air and water, the management and disposal of hazardous substances and wastes and the clean-up of contaminated sites. The operation of our businesses entails risks under environmental laws and regulations. We could incur significant costs, including clean-up costs, fines and sanctions and claims by third parties for property damage and personal injury, as a result of violations of or liabilities under these laws and regulations. We are currently involved in a limited number of remedial investigations and actions at various locations. While based on information currently known to us, we believe that we maintain adequate reserves with respect to these matters, our liability could exceed forecasted amounts, and the imposition of additional clean-up obligations or the discovery of additional contamination at these or other sites could result in significant additional costs which could adversely affect our results of operations. In addition, potentially significant expenditures could be required to comply with environmental laws and regulations, including requirements that may be adopted or imposed in the future.

Under applicable environmental laws, an owner or operator of real estate may be required to pay the costs of removing or remediating hazardous materials located on or emanating from property, whether or not the owner or operator knew of or was responsible for the presence of such hazardous materials. While we regularly engage in environmental due diligence in connection with acquisitions, we can give no assurance that locations that have been acquired or leased have been operated in compliance with environmental laws and regulations during prior periods or that future uses or conditions will not make us liable under these laws or expose us to third-party actions, including tort suits.

Increased global focus on climate change may result in the imposition of new or additional regulations or requirements applicable to, and increased financial risks for, our business and industry. A number of government authorities and agencies have introduced or are contemplating regulatory changes to address climate change, including the regulation of GHG emissions. The outcome of new legislation or regulation in the U.S. and other jurisdictions in which we operate may result in new or additional requirements, including to fund energy efficiency activities or renewable energy use, and fees or restrictions on certain activities or materials. Compliance with these climate change initiatives may also result in additional costs to us, including, among other things, increased production costs, additional taxes, additional investments in renewable energy use and other initiatives, reduced emission allowances or additional restrictions on production or operations. We may not be able to timely recover the cost of compliance with such new or more stringent laws and regulations, which could adversely affect our consolidated results of operations.

Our ability to achieve our environmental, social and governance goals are subject to risks, many of which are outside of our control, and our reputation and brands could be harmed if we fail to meet such goals.

Companies across all industries are facing increasing scrutiny from stakeholders related to ESG matters, including practices and disclosures related to environmental stewardship; social responsibility; diversity, equity and inclusion; and workplace rights. Our ability to achieve our ESG goals, including our goal to achieve Net Zero GHG emissions by 2050, and to accurately and transparently report our progress presents numerous operational, financial, legal and other risks, and may be dependent on the actions of suppliers and other third parties, significant technological advancements with respect to the development and availability of reliable, affordable and sustainable alternative solutions, all of which are outside of our control. If we are unable to meet our ESG goals or evolving stakeholder expectations and industry standards, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, our reputation could be negatively impacted. In addition, in recent years, investor advocacy groups and certain institutional investors have placed increasing importance on ESG matters. If, as a result of their assessment of our ESG practices, certain investors are unsatisfied with our actions or progress, they may reconsider their investment in our Company.

As the nature, scope and complexity of ESG reporting, diligence and disclosure requirements expand, including the SEC's recently proposed disclosure requirements regarding, among other matters, GHG emissions, we may have to undertake additional costs to control, assess and report on ESG metrics. Any failure or perceived failure, whether or not valid, to pursue or fulfill our ESG goals, targets and objectives or to satisfy various ESG reporting standards within the timelines we announce, or at all, could increase the risk of litigation.

Increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters could adversely impact our consolidated results of operations.

Changes in tax laws or regulations in the jurisdictions in which we do business, or other tax law implementations or interpretations, including the Inflation Reduction Act (IRA), which includes a corporate alternative minimum tax on certain large corporations, incentives to address climate change mitigation and other non-income tax provisions, including an excise tax on the repurchase of corporate stock could increase our effective tax rate, restrict our ability to repatriate undistributed offshore earnings, or impose new restrictions, costs or prohibitions on our current practices and reduce our net income and adversely affect our cash flows.

We are also subject to tax audits, including with respect to transfer pricing, in the U.S. and other jurisdictions and our tax positions may be challenged by tax authorities. Although we believe that our current tax provisions are reasonable and appropriate, there can be no assurance that these items will be settled for the amounts accrued, that additional tax exposures will not be identified in the future or that additional tax reserves will not be necessary for any such exposures. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions could result in a material adverse effect on our business, consolidated results of operations and consolidated financial condition.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Cintas occupies 473 facilities located in 338 cities. Cintas leases 245 of these facilities for various terms ranging from monthly to the year 2034. Cintas expects that it will be able to renew or replace its leases on satisfactory terms. Of the five manufacturing facilities noted below, all but one are owned by Cintas. The principal executive office in Cincinnati, Ohio, provides centrally located administrative functions including accounting, finance, marketing and computer system development and support. Cintas operates rental processing plants that house administrative, sales and service personnel and the necessary equipment involved in the cleaning of uniforms and bulk items, such as entrance mats and shop towels. Branch operations provide administrative, sales and service functions. Cintas operates 12 distribution centers and five manufacturing facilities. Cintas also operates first aid and safety and fire protection facilities and direct sales offices. Cintas considers the facilities it operates to be adequate for their intended use. Cintas owns or leases approximately 20,900 vehicles which are used for the route-based services and by the sales and management employee-partners.

The following chart provides additional information concerning Cintas' facilities:

Type of Facility	# of Facilities
Rental Processing Plants	205
Rental Branches	135
First Aid and Safety Facilities	63
All Other Facilities	53
Distribution Centers [1]	12
Manufacturing Facilities	5
Total	473

[1] Includes the principal executive office, which is attached to the distribution center in Cincinnati, Ohio.

Certain facilities are utilized by multiple operating segments. These facilities are only presented once, in their primary operating segment, herein. Rental processing plants, rental branches, distribution centers and manufacturing facilities are used in Cintas' Uniform Rental and Facility Services reportable operating segment. First aid and safety facilities, rental processing plants and distribution centers are used in the First Aid and Safety Services reportable operating segment. Rental processing plants, rental branches, first aid and safety facilities, fire protection facilities, direct sales offices, distribution centers and manufacturing facilities are all utilized by the operating segments included in All Other.

Item 3. Legal Proceedings

We discuss material legal proceedings (other than ordinary routine litigation incidental to our business) pending against us in "Item 8. Financial Statements and Supplementary Data," in Note 14 entitled Litigation and Other Contingencies of "Notes to Consolidated Financial Statements." We refer you to and incorporate by reference into this Item 3 that discussion for important information concerning those legal proceedings, including the basis for such actions and, where known, the relief sought.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market and Shareholder Information

Cintas' common stock is traded on the NASDAQ Global Select Market under the symbol "CTAS." At May 31, 2023, there were approximately 1,300 shareholders of record of Cintas' common stock. Cintas believes that this represents approximately 400,000 beneficial owners.

Dividends

Our Board of Directors declared the following dividends during the fiscal years ended May 31:

Declaration Date (In millions except per share data)	Record Date	Payment Date	Dividend Per Share	Amount
Fiscal Year 2023				
July 26, 2022	August 15, 2022	September 15, 2022	$ 1.15	$ 117.3
October 25, 2022	November 15, 2022	December 15, 2022	1.15	117.4
January 10, 2023	February 15, 2023	March 15, 2023	1.15	117.5
April 11, 2023 [1]	May 15, 2023	June 15, 2023	1.15	117.6
Total			$ 4.60	$ 469.8
Fiscal Year 2022				
July 27, 2021	August 13, 2021	September 15, 2021	$ 0.95	$ 98.8
October 26, 2021	November 15, 2021	December 15, 2021	0.95	99.1
January 12, 2022	February 15, 2022	March 15, 2022	0.95	98.2
April 12, 2022 [1]	May 16, 2022	June 15, 2022	0.95	97.5
Total			$ 3.80	$ 393.6

[1] The dividends declared on April 11, 2023 and April 12, 2022 were included in current accrued liabilities on the consolidated balance sheets at May 31, 2023 and 2022, respectively.

Stock Performance Graph

The following graph summarizes the cumulative return on $100 invested in Cintas' common stock, the S&P 500 Stock Index and the common stocks of a selected peer group of companies. Because our products and services are diverse, Cintas does not believe that any single published industry index is appropriate for comparing shareholder return. Therefore, the peer group used in the performance graph combines publicly traded companies in the business services industry that have similar characteristics as Cintas for each fiscal year, such as route based delivery of products and services. The companies included in the peer group are ABM Industries, Aramark, Rollins, Inc. and UniFirst Corporation.

Total shareholder return was based on the increase in the price of the common stock and assumed reinvestment of all dividends. Furthermore, total return was weighted according to market capitalization of each company. The companies in the peer group are not the same as those considered by the Compensation Committee of the Board of Directors.

Total Shareholder Returns
Comparison of Five-Year Cumulative Total Return



Purchases of Equity Securities by the Issuer and Affiliated Purchases

Period (In millions, except share and per share data)	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of the publicly announced plan [1]	Maximum approximate dollar value of shares that may yet be purchased under the plan [1]
March 1 - 31, 2023 [2]	23,794	$ 458.03	—	$ 1,461.2
April 1 - 30, 2023 [3]	12,400	$ 457.50	—	$ 1,461.2
May 1 - 31, 2023 [4]	24,380	$ 466.63	6,207	$ 1,458.3
Total	60,574	$ 461.38	6,207	$ 1,458.3

[1] On July 27, 2021, Cintas announced that the Board of Directors authorized a $1.5 billion share buyback program, which does not have an expiration date. From the inception of the July 27, 2021 share buyback program through May 31, 2023, Cintas has purchased a total of 2.7 million shares of Cintas common stock at an average price of $385.80 per share for a total purchase price of $1,041.7 million. On July 26, 2022, Cintas announced that the Board of Directors authorized a new $1.0 billion share buyback program, which does not have an expiration date. There were no share buybacks under the July 26, 2022 share buyback program through May 31, 2023.

[2] During March 2023, Cintas acquired 23,794 shares of Cintas common stock in satisfaction of employee payroll taxes due on options exercised and restricted stock awards that vested during the fiscal year. These shares were purchased at an average price of $458.03 per share for a total purchase price of $10.9 million.

[3] During April 2023, Cintas acquired 12,400 shares of Cintas common stock in satisfaction of employee payroll taxes due on options exercised and restricted stock awards that vested during the fiscal year. These shares were purchased at an average price of $457.50 per share for a total purchase price of $5.7 million.

[4] During May 2023, Cintas acquired 18,173 shares of Cintas common stock in satisfaction of employee payroll taxes due on options exercised and restricted stock awards that vested during the fiscal year. These shares were purchased at an average price of $468.94 per share for a total purchase price of $8.5 million.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Strategy

Cintas helps more than one million businesses of all types and sizes, primarily in the U.S., as well as Canada and Latin America, get **READY™** to open their doors with confidence every day by providing a wide range of products and services that enhance our customers' image and help keep their facilities and employees clean, safe and looking their best. With products and services including uniforms, mats, mops, restroom supplies, first aid and safety products, fire extinguishers and testing, and safety training, Cintas helps customers get **Ready for the Workday**®.

We are North America's leading provider of corporate identity uniforms through rental and sales programs, as well as a significant provider of related business services, including entrance mats, restroom cleaning services and supplies, first aid and safety services and fire protection products and services.

Cintas' principal objective is "to exceed customers' expectations in order to maximize the long-term value of Cintas for shareholders and working partners," and it provides the framework and focus for Cintas' business strategy. This strategy is to achieve revenue growth for all our products and services by increasing our penetration at existing customers and by broadening our customer base to include market segments to which we have not historically served. We will also continue to identify additional product and service opportunities for our current and future customers.

To pursue the strategy of increasing penetration, we have a highly talented and diverse team of service professionals visiting our customers on a regular basis. This frequent contact with our customers enables us to develop close personal relationships. The combination of our distribution system and these strong customer relationships provides a platform from which we launch additional products and services.

We pursue the strategy of broadening our customer base in several ways. Cintas has a national sales organization introducing all its products and services to prospects in all market segments. Our broad range of products and services allows our sales organization to consider any type of business a prospect. We also broaden our customer base through geographic expansion. Finally, we evaluate strategic acquisitions as opportunities arise.

Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations focuses on discussion of fiscal 2023 results compared to fiscal 2022 results. For discussion of fiscal 2022 results compared to fiscal 2021 results, see the "Management's Discussion and Analysis of Financial Condition and Results of Operations" within our Annual Report on Form 10-K for the fiscal year ended May 31, 2022, filed with the SEC on July 27, 2022.

Cintas classifies its business into two reportable operating segments and places the remainder of its operating segments in an All Other category. Cintas' two reportable operating segments are Uniform Rental and Facility Services and First Aid and Safety Services. The Uniform Rental and Facility Services reportable operating segment consists of the rental and servicing of uniforms and other garments including flame resistant clothing, mats, mops and shop towels and other ancillary items. In addition to these rental items, restroom cleaning services and supplies and the sale of items from our catalogs to our customers on route are included within this reportable operating segment. The First Aid and Safety Services reportable operating segment consists of first aid and safety products and services. The remainder of Cintas' business, which consists of the Fire Protection Services operating segment and the Uniform Direct Sale operating segment, is included in All Other. These operating segments consist of fire protection products and services and the direct sale of uniforms and related items. Cintas evaluates operating segment performance based on revenue and operating income. Revenue and operating income for the reportable operating segments for the years ended May 31, 2023, 2022 and 2021 are presented in Note 13 entitled Operating Segment Information of "Notes to Consolidated Financial Statements." The Company regularly reviews its operating segments for reporting purposes based on the information its chief operating decision maker regularly reviews for purposes of allocating resources and assessing performance and makes changes when appropriate.

The following table sets forth certain consolidated statements of income data as a percent of revenue by reportable operating segment, All Other and in total for the fiscal years ended May 31:

	2023	2022
Revenue:		
Uniform Rental and Facility Services	78.2%	79.3%
First Aid and Safety Services	10.8%	10.6%
All Other	11.0%	10.1%
Total revenue	100.0%	100.0%
Cost of sales:		
Uniform Rental and Facility Services	52.7%	53.3%
First Aid and Safety Services	49.3%	55.3%
All Other	55.9%	56.0%
Total cost of sales	52.7%	53.8%
Gross margin:		
Uniform Rental and Facility Services	47.3%	46.7%
First Aid and Safety Services	50.7%	44.7%
All Other	44.1%	44.0%
Total gross margin	47.3%	46.2%
Selling and administrative expenses:		
Uniform Rental and Facility Services	25.9%	25.0%
First Aid and Safety Services	31.7%	31.9%
All Other	29.3%	28.0%
Total selling and administrative expenses	26.9%	26.0%
Operating income:		
Uniform Rental and Facility Services	21.4%	21.7%
First Aid and Safety Services	19.0%	12.8%
All Other	14.8%	16.0%
Total operating income	20.4%	20.2%
Interest expense, net	1.2%	1.1%
Income before income taxes	19.2%	19.1%

Fiscal 2023 Compared to Fiscal 2022

Fiscal 2023 total revenue was $8.8 billion, an increase of 12.2% over the prior fiscal year. Revenue increased organically by 12.2% as a result of increased sales volume. Organic growth adjusts for the impact of acquisitions, divestitures and foreign currency exchange rate fluctuations. Total revenue was positively impacted by 0.4% due primarily to acquisitions and negatively impacted by 0.4% due to foreign currency exchange rate fluctuations.

Organic revenue growth by quarter for fiscal 2023 is as follows:

	Organic Growth
First quarter ended August 31, 2022	13.9%
Second quarter ended November 30, 2022	12.8%
Third quarter ended February 28, 2023	11.8%
Fourth quarter ended May 31, 2023	10.3%
For the fiscal year ended May 31, 2023	12.2%

Uniform Rental and Facility Services reportable operating segment revenue consists predominantly of revenue derived from the rental of corporate identity uniforms and other garments, including flame resistant clothing and the rental and/or sale of mats, mops, shop towels, restroom supplies and other rental services. Revenue from the Uniform Rental and Facility Services reportable operating segment increased 10.8% compared to fiscal 2022. Organic revenue growth for this reportable operating segment was 10.8%. Revenue growth was positively impacted by 0.4% due to acquisitions and negatively impacted by 0.4% due to foreign currency exchange rate fluctuations. Revenue growth was a result of new business, the penetration of additional products and services into existing customers and price increases, partially offset by lost business. New business growth resulted from an increase in the number and productivity of sales representatives. Generally, sales productivity improvements are due to increased tenure and improved training, which produce a higher number of products and services sold.

Other revenue, consisting of revenue from the First Aid and Safety Services reportable operating segment and All Other, increased 17.9% compared to fiscal 2022. Revenue improved from increases in sales representative productivity. Revenue increased organically by 17.4%. Revenue growth was positively impacted by 0.6% due primarily to acquisitions and negatively impacted by 0.1% due to foreign currency exchange rate fluctuations.

Cost of uniform rental and facility services increased 9.5% compared to fiscal 2022. Cost of uniform rental and facility services consists primarily of production expenses, delivery expenses and the amortization of in service inventory, including uniforms, mats, shop towels and other ancillary items. The change from the prior year was primarily due to higher Uniform Rental and Facility Services reportable operating segment sales volume, as well as investments in material cost to support increased revenue growth. The cost of uniform rental and facility services as a percent of revenue improved compared to fiscal 2022 from 53.3% to 52.7% as a result of efficiencies in labor and improved leverage of fixed costs.

Cost of other consists primarily of cost of goods sold (predominantly first aid and safety products, personal protective equipment, uniforms and fire protection products), delivery expenses and distribution expenses in the First Aid and Safety Services reportable operating segment and All Other. Cost of other increased 11.5% in fiscal 2023 compared to fiscal 2022, but decreased as a percent of revenue to 52.7%, compared to 55.7% in fiscal 2022. The improvement in cost of sales as a percent to revenue was primarily due to favorable changes in the sales mix in the First Aid and Safety Services reportable operating segment as well as improved leverage of fixed costs for both the First Aid and Safety Services reportable operating segment and All Other.

Selling and administrative expenses increased $325.8 million, to 26.9% as a percent of revenue, compared to 26.0% in fiscal 2022. The change as a percent of revenue was primarily due to a $12.1 million gain on the sale of certain operating assets recorded within All Other and a $30.2 million one-time gain on an equity method investment transaction recorded in fiscal 2022.

Net interest expense (interest expense less interest income) was $109.5 million in fiscal 2023 compared to $88.6 million in fiscal 2022. The change was to an due increase in the interest rates on outstanding debt, specifically commercial paper, as well as an increase in the average amount of outstanding debt during fiscal 2023.

Income before income taxes was $1,693.1 million, an increase of $194.4 million, or 13.0%, compared to fiscal 2022. The increase in income before income taxes was primarily due to revenue growth, as well as the improvements in gross margin previously mentioned.

Cintas' effective tax rate was 20.4% for fiscal 2023 compared to 17.5% in fiscal 2022. The effective tax rate in both periods was impacted by certain discrete items, primarily the tax accounting impact for stock-based compensation. In addition, the effective tax rate for fiscal 2022 included one-time tax benefits from a gain on an equity method investment transaction and from the sale of certain operating assets.

Net income for fiscal 2023 of $1,348.0 million was a 9.1% increase compared to fiscal 2022. Diluted earnings per share of $12.99 was an 11.5% increase compared to fiscal 2022 diluted earnings per share of $11.65. Diluted earnings per share increased primarily due to the increase in net income combined with the decrease in diluted weighted average common shares outstanding. The decrease in diluted weighted average common shares outstanding resulted from purchasing an aggregate of approximately 2.7 million shares of common stock under the Board of Directors approved share buyback programs since the beginning of the third quarter of fiscal 2022 through the fourth quarter of fiscal 2023.

Uniform Rental and Facility Services Reportable Operating Segment

Uniform Rental and Facility Services reportable operating segment revenue increased $670.2 million, or 10.8%, and the cost of uniform rental and facility services increased $315.7 million, or 9.5%, due to the reasons previously discussed. The reportable operating segment's fiscal 2023 gross margin was 47.3% of revenue compared to 46.7% in fiscal 2022. The improvement in gross margin was the result of efficiencies in labor and improved leverage of fixed costs, partially offset by investments in material cost to support increased revenue growth.

Selling and administrative expenses for the Uniform Rental and Facility Services reportable operating segment increased $229.1 million in fiscal 2023 compared to fiscal 2022. Selling and administrative expense as a percent of revenue for fiscal 2023 was 25.9% compared to 25.0% in fiscal 2022. The change as a percent of revenue was primarily due to the previously mentioned one-time gain on an equity method investment transaction of $30.2 million recorded in fiscal 2022.

Income before income taxes for the Uniform Rental and Facility Services reportable operating segment increased $125.3 million, or 9.3%, for fiscal 2023 compared to fiscal 2022. The increase in income before income taxes was due to the previously discussed growth in revenue and gross margin improvement. Income before income taxes as a percent of revenue was 21.4% compared to 21.7% in fiscal 2022. The change over the prior fiscal year was primarily due to the previously discussed one-time gain on an equity method investment transaction recorded in fiscal 2022.

First Aid and Safety Services Reportable Operating Segment

First Aid and Safety Services reportable operating segment revenue increased $119.0 million in fiscal 2023, a 14.3% increase compared to fiscal 2022. Organic revenue growth for this reportable operating segment was 13.1%. Revenue growth was positively impacted by 1.3% due to acquisitions and negatively impacted by 0.1% due to foreign currency exchange rate fluctuations. This increase in revenue was driven by many factors including increases in new business sold by sales representatives, penetration of additional products and services into existing customers and strong customer retention.

Cost of sales for the First Aid and Safety Services reportable operating segment increased $9.1 million, or 2.0%, in fiscal 2023, due to higher sales volume. Gross margin for the First Aid and Safety Services reportable operating segment is defined as revenue less cost of goods, warehouse expenses and service expenses. Gross margin as a percent of revenue was 50.7% for fiscal 2023 compared to 44.7% in fiscal 2022. The improvement in gross margin as a percentage of revenue was primarily due to a decrease in the proportion of sales related to personal protective equipment, which typically have lower gross margins compared to the first aid cabinet sales, as well as improved leverage of fixed costs.

Selling and administrative expenses for the First Aid and Safety Services reportable operating segment increased by $36.0 million, or 13.6%, in fiscal 2023 compared to fiscal 2022, and improved as a percent of revenue to 31.7% in fiscal 2023 compared to 31.9% in fiscal 2022. The improvement as a percent of revenue was primarily due to efficiencies realized in selling and administrative labor expenses.

Income before income taxes for the First Aid and Safety Services reportable operating segment was $180.7 million in fiscal 2023, an increase of $73.9 million, or 69.2%, compared to fiscal 2022. Income before income taxes as a percent of revenue at 19.0%, increased from 12.8% in fiscal 2022 due to the previously discussed improvements in both gross margin and selling and administrative expenses.

Liquidity and Capital Resources

The following table summarizes our cash flows and cash and cash equivalents as of and for the fiscal years ended May 31:

(In thousands)	2023	2022
Net cash provided by operating activities	$ 1,597,814	$ 1,537,625
Net cash used in investing activities	$ (388,672)	$ (402,635)
Net cash used in financing activities	$ (1,172,836)	$ (1,537,943)
Cash and cash equivalents at end of year	$ 124,149	$ 90,471

Cash and cash equivalents as of May 31, 2023 and 2022, include $29.9 million and $43.1 million, respectively, that is located outside of the U.S.

Cash flows provided by operating activities have historically supplied us with a significant source of liquidity. We generally use these cash flows to fund most, if not all, of our operations and expansion activities and dividends on our common stock. We may also use cash flows provided by operating activities, as well as proceeds from long-term debt and short-term borrowings, to fund growth and expansion opportunities, as well as other cash requirements such as the repurchase of our common stock and payment of long-term debt.

We expect our cash flows from operating activities to remain sufficient to provide us with adequate levels of liquidity. In addition, we have access to $2.0 billion of debt capacity from our amended and restated revolving credit facility, which matures on March 23, 2027. We believe the Company has sufficient liquidity to operate in the current business environment for at least the next 12 months and the foreseeable future thereafter. Acquisitions, repurchases of our common stock and dividends remain strategic objectives, but they will be dependent on the economic outlook and liquidity of the Company.

Net cash provided by operating activities was $1.60 billion for fiscal 2023, which was an increase of $60.2 million, or 3.9%, compared to fiscal 2022. The increase was primarily the result of an increase in net income and favorable changes in working capital, specifically accrued liabilities, current income taxes and accounts payable. These improvements were partially offset by unfavorable changes in working capital, specifically, capitalized contract costs, inventories and accounts receivable, which resulted from the growth in revenue.

Net cash used in investing activities was $388.7 million in fiscal 2023, compared to $402.6 million in fiscal 2022. Net cash used in investing activities includes capital expenditures, purchases of investments, proceeds from the sale of operating assets and cash paid for acquisitions of businesses. Capital expenditures were $331.1 million and $240.7 million for fiscal 2023 and fiscal 2022, respectively. Capital expenditures for fiscal 2023 included $227.4 million for the Uniform Rental and Facility Services reportable operating segment and $76.5 million for the First Aid and Safety Services reportable operating segment. The increase in capital expenditures from fiscal 2022 to fiscal 2023 was due to an investment in the operating segments to support continued market penetration and revenue growth. Cash paid for acquisitions of businesses, net of cash acquired, was $46.4 million and $164.2 million for fiscal 2023 and fiscal 2022, respectively. The acquisitions in both fiscal 2023 and 2022 occurred in our Uniform Rental and Facility Services reportable operating segment, our First Aid and Safety Services reportable operating segment and our Fire Protection operating segment, which is included in All Other. The fiscal 2022 acquisitions also include the acquisition of the remaining interest of an equity method investment. In fiscal 2022 investing activities included proceeds of $15.3 million from the sale of certain operating assets, net of cash disposed in the Uniform Direct Sales operating segment, which is included in All Other. Net cash used in investing activities also included $4.6 million and $6.1 million of purchases of investments during fiscal 2023 and fiscal 2022, respectively.

Net cash used in financing activities was $1,172.8 million for fiscal 2023, compared to $1,537.9 million in fiscal 2022. The decrease in cash used in financing activities was due to the decrease in share buyback activity, partially offset by the $562.9 million increase in net debt payments, the $74.8 million increase in dividends paid and the $114.7 million decrease in proceeds from the exercise of stock-based compensation awards.

On October 29, 2019, we announced the Board of Directors authorized a $1.0 billion share buyback program, which was completed during fiscal 2022. On July 27, 2021, we announced the Board of Directors authorized a $1.5 billion share buyback program, which does not have an expiration date. From the inception of the July 27, 2021 share buyback program through May 31, 2023, Cintas purchased a total of 2.7 million shares of Cintas common stock at an average price of $385.80 per share for a total purchase price of $1.0 billion. On July 26, 2022, Cintas announced that the Board of Directors authorized a new $1.0 billion share buyback program, which does not have an expiration date.

The following table summarizes the buyback activity by program and fiscal year ended May 31:

Buyback Program (In thousands except per share data)	2023			2022		
	Shares	Average Price per Share	Purchase Price	Shares	Average Price per Share	Purchase Price
October 29, 2019	—	$ —	$ —	1,590	$ 365.41	$ 581,220
July 27, 2021	550	396.69	218,288	2,150	383.01	823,429
July 26, 2022	—	—	—	—	—	—
	550	$ 396.69	$ 218,288	3,740	$ 375.53	$ 1,404,649
Shares acquired for taxes due [1]	430	$ 420.21	$ 180,577	305	$ 397.16	$ 121,224
Total repurchase of Cintas common stock			$ 398,865			$ 1,525,873

[1] Shares of Cintas stock acquired for employee payroll taxes due on options exercised and vested restricted stock awards.

There were no share buybacks in the period subsequent to May 31, 2023, through July 27, 2023, under any share buyback program.

Our Board of Directors declared the following dividends:

Paid Dividends

Declaration Date (In millions except per share data)	Record Date	Payment Date	Dividend Per Share	Total Amount
Fiscal Year 2023				
April 12, 2022	May 16, 2022	June 15, 2022	$ 0.95	$ 97.7
July 26, 2022	August 15, 2022	September 15, 2022	1.15	117.3
October 25, 2022	November 15, 2022	December 15, 2022	1.15	117.4
January 10, 2023	February 15, 2023	March 15, 2023	1.15	117.5
Total			$ 4.40	$ 449.9
Fiscal Year 2022				
April 13, 2021	May 15, 2021	June 15, 2021	$ 0.75	$ 79.1
July 27, 2021	August 13, 2021	September 15, 2021	0.95	98.8
October 26, 2021	November 15, 2021	December 15, 2022	0.95	99.0
January 12, 2022	February 15, 2022	March 15, 2022	0.95	98.2
Total			$ 3.60	$ 375.1
Accrued Dividends				
As of May 31, 2023				
April 11, 2023 [1]	May 15, 2023	June 15, 2023	$ 1.15	$ 117.6
As of May 31, 2022				
April 12, 2022 [1]	May 16, 2022	June 15, 2022	$ 0.95	$ 97.5

[1] The dividends declared on April 11, 2023 and April 12, 2022 were included in current accrued liabilities on the consolidated balance sheets at May 31, 2023 and 2022, respectively.

Any future dividend declarations, including the amount of any dividends, are at the discretion of the Board of Directors and dependent upon then-existing conditions, including the Company's consolidated operating results and consolidated financial condition, capital requirements, contractual restrictions, business prospects and other factors that the Board of Directors may deem relevant.

During the fiscal year ended May 31, 2023, Cintas paid $261.2 million, net of commercial paper. On April 17, 2023, in accordance with the terms of the notes, Cintas paid the $50.0 million aggregate principal amount outstanding of its 3.73%, private placement, 10-year senior notes that matured on that date with proceeds from short-term commercial paper issuance. During the fiscal year ended May 31, 2022, Cintas issued $261.2 million, net of commercial paper. On June 1, 2021, in accordance with the terms of the notes, Cintas paid the $250.0 million aggregate principal amount outstanding of its 4.30%, 10-year senior notes that matured on that date with cash on hand. On April 1, 2022, in accordance with the terms of the notes, Cintas paid the $650.0 million aggregate principal amount outstanding of its 2.90%, 5-year senior notes that matured on that date with proceeds from short-term borrowings. On May 1, 2022, Cintas redeemed at par value the $300.0 million aggregate principal amount outstanding of its 3.25%, 10-year senior notes 30 days in advance of the maturation date with proceeds from short-term borrowings. On May 3, 2022, Cintas issued $400.0 million aggregate principal amount of senior notes that bear an interest rate of 3.45% and mature on May 1, 2025. On May 3, 2022, Cintas also issued $800.0 million aggregate principal amount of senior notes that bear an interest rate of 4.00% and mature on May 1, 2032. The net proceeds from these issuances were utilized for general business purposes, including reducing Cintas' short-term borrowings.

The following table summarizes Cintas' outstanding debt at May 31:

(In thousands)	Interest Rate	Fiscal Year Issued	Fiscal Year Maturity	2023	2022
Debt due within one year					
Commercial paper	1.20%[1]	2022	2023	$ —	$ 261,200
Senior notes [2]	2.78%	2013	2023	—	50,380
Debt issuance costs				—	(6)
Total debt due within one year				$ —	$ 311,574
Debt due after one year					
Senior notes [3]	3.11%	2015	2025	$ 50,630	$ 50,965
Senior notes	3.45%	2022	2025	400,000	400,000
Senior notes	3.70%	2017	2027	1,000,000	1,000,000
Senior notes	4.00%	2022	2032	800,000	800,000
Senior notes	6.15%	2007	2037	250,000	250,000
Debt issuance costs				(14,225)	(17,033)
Total debt due after one year				$2,486,405	$2,483,932

[1] Variable rate debt instrument. The rate presented is the variable borrowing rate at May 31, 2022.

[2] Cintas assumed these senior notes with the acquisition of G&K Services, Inc. (G&K) in the fourth quarter of fiscal 2017, and they were recorded at fair value. The interest rate shown above is the effective interest rate until repayment in fiscal 2023.

[3] Cintas assumed these senior notes with the acquisition of G&K in the fourth quarter of fiscal 2017, and they were recorded at fair value. The interest rate shown above is the effective interest rate. The principal amount of these notes is $50.0 million with a stated interest rate of 3.88%.

The credit agreement that supports our commercial paper program has capacity under the revolving credit facility of $2.0 billion. The credit agreement has an accordion feature that provides Cintas the ability to request increases to the borrowing commitments under the revolving credit facility of up to $500.0 million in the aggregate, subject to customary conditions. The maturity date of the revolving credit facility is March 23, 2027. As of May 31, 2023, there was no commercial paper outstanding and no borrowings on our revolving credit facility. As of May 31, 2022, there was $261.2 million commercial paper outstanding and no borrowings on our revolving credit facility.

Cintas has certain covenants related to debt agreements. These covenants limit Cintas' ability to incur certain liens, to engage in sale-leaseback transactions and to merge, consolidate or sell all or substantially all of Cintas' assets. These covenants also require Cintas to maintain certain debt to consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) and interest coverage ratios. Cross-default provisions exist between certain debt instruments. If a default of a significant covenant were to occur, the default could result in an acceleration of the maturity of the indebtedness, impair liquidity and limit the ability to raise future capital. Cintas was in compliance with all of the debt covenants for all periods presented.

Our access to the commercial paper and long-term debt markets has historically provided us with sources of both short-term and long-term liquidity to meet material cash obligations. We do not anticipate having difficulty in obtaining financing from those markets in the future in view of our favorable experiences in the debt markets in the recent past. Additionally, our ability to continue to access the commercial paper and long-term debt markets on favorable interest rate and other terms will depend, to a significant degree, on the ratings assigned by the credit rating agencies to our indebtedness. As of May 31, 2023, our ratings were as follows:

Rating Agency	Outlook	Commercial Paper	Long-term Debt
Standard & Poor's	Stable	A-2	A-
Moody's Investors Service	Stable	P-2	A3

In the event that the ratings of our commercial paper or our outstanding long-term debt issues were substantially lowered or withdrawn for any reason, or if the ratings assigned to any new issue of long-term debt securities were significantly lower than those noted above, particularly if we no longer had investment grade ratings, our ability to access the debt markets may be adversely affected. In addition, in such a case, our cost of funds for new issues of commercial paper and long-term debt would be higher than our cost of funds would have been had the ratings of those new issues been at or above the level of the ratings noted above. The rating agency ratings are not recommendations to buy, sell or hold our commercial paper or debt securities. Each rating may be subject to revision or withdrawal at any time by the assigning rating organization and should be evaluated independently of any other rating. Moreover, each credit rating is specific to the security to which it applies.

To monitor our credit rating and our capacity for long-term financing, we consider various qualitative and quantitative factors. One such factor is the ratio of our total debt to EBITDA. For the purpose of this calculation, debt is defined as the sum of short-term borrowings, long-term debt due within one year, long-term debt and standby letters of credit.

Financial and Nonfinancial Disclosure About Issuers and Guarantors of Cintas' Senior Notes

Cintas Corporation No. 2 (Corp. 2) is the indirectly, wholly owned principal operating subsidiary of Cintas. Corp. 2 is the issuer of the $2,500.0 million aggregate principal amount of senior notes outstanding as of May 31, 2023, which are unconditionally guaranteed, jointly and severally, by Cintas Corporation and its wholly owned, direct and indirect domestic subsidiaries. See Note 6 entitled Debt, Derivatives and Hedging Activities of "Notes to Consolidated Financial Statements" for more information on Cintas' outstanding debt.

Basis of Preparation of the Summarized Financial Information

The following tables include summarized financial information of Cintas Corporation (Issuer), Corp. 2 and subsidiary guarantors (together, the Obligor Group). Investments in and equity in the earnings of non-guarantors, which are not members of the Obligor Group, have been excluded. Non-guarantor subsidiaries are located outside the U.S., and therefore, excluded from the Obligor Group.

The summarized financial information of the Obligor Group is presented on a combined basis with intercompany balances and transactions between entities in the Obligor Group eliminated. The Obligor Group's amounts due from, amounts due to and transactions with non-guarantors have been presented in separate line items, if they are material.

Summarized financial information of the Obligor Group is as follows for the fiscal years ended May 31:

Summarized Consolidated Statements of Income
(In thousands)

	2023	2022
Net sales to unrelated parties	$ 8,333,404	$ 7,398,923
Net sales to non-guarantors	$ 13,791	$ 8,461
Operating income	$ 1,742,304	$ 1,534,320
Net income	$ 1,301,073	$ 1,197,830

Summarized Consolidated Balance Sheets
(In thousands)

	2023	2022
Assets		
Receivables due from non-obligor subsidiaries	$ 9,168	$ 11,759
Total other current assets	$ 2,738,095	$ 2,427,494
Total other noncurrent assets	$ 5,210,312	$ 5,081,265
Liabilities		
Amounts due to non-obligor subsidiaries	$ 11,902	$ 11,383
Current liabilities	$ 1,183,511	$ 1,388,310
Noncurrent liabilities	$ 3,399,191	$ 3,346,851

Contractual and Other Material Cash Obligations

(In thousands)	Total	One year or less	Two to three years	Four to five years	After five years
			Payments Due by Period		
Debt [1]	$ 2,500,000	$ —	$ 450,000	$ 1,000,000	$ 1,050,000
Operating leases [2]	196,688	48,070	73,621	44,221	30,776
Interest payments	675,043	100,115	184,490	131,750	258,688
Total contractual and other material cash obligations	$ 3,371,731	$148,185	$ 708,111	$ 1,175,971	$ 1,339,464

[1] See Note 6 entitled Debt, Derivatives and Hedging Activities of "Notes to Consolidated Financial Statements" for a detailed presentation of Cintas' debt.

[2] See Note 7 entitled Leases of "Notes to Consolidated financial Statements" for a detailed presentation of Cintas' operating leases.

Cintas also makes payments to defined contribution plans and may make payments to defined benefit plans to satisfy minimum funding requirements. The amount of contributions made to the defined contribution plans are at the discretion of the Board of Directors. Future contributions to the defined contribution plans are expected to be $107.9 million in the next year, $232.3 million in the next two to three years and $256.2 million in the next four to five years. Future contributions to the defined benefit plans are expected to be $0.8 million in the next year, $9.5 million in the next two to three years and $6.0 million in the next four to five years.

Other Commitments

(In thousands)	Total	One year or less	Two to three years	Four to five years	After five years
			Amount of Commitment Expiration per Period		
Lines of credit [1]	$1,999,299	$ —	$ —	$1,999,299	$ —
Standby letters of credit and surety bonds [2]	99,579	99,579	—	—	—
Total other commitments	$2,098,878	$ 99,579	$ —	$1,999,299	$ —

[1] Back-up facility for the commercial paper program (reference Note 6 entitled Debt, Derivatives and Hedging Activities of "Notes to Consolidated Financial Statements" for further discussion).

[2] These standby letters of credit and surety bonds support certain outstanding debt (reference Note 6 entitled Debt, Derivatives and Hedging Activities of "Notes to Consolidated Financial Statements"), self-insured workers' compensation and general liability insurance programs.

Inflation and Changing Prices

Changes in wages, benefits and energy costs have the potential to materially impact Cintas' consolidated results of operations. In fiscal 2023 and 2022, we experienced impacts from inflation, including, but not limited to, higher labor, fuel and transportation costs. Management has been able to mitigate these inflationary pressures through pricing and various efficiency initiatives. Management has mitigated these impacts such that net of the mitigation strategy and initiatives, inflation and changing prices has not had a material impact on Cintas' consolidated financial condition or a negative impact on the consolidated results of operations.

Litigation and Other Contingencies

Cintas is subject to legal proceedings, insurance receipts, legal settlements and claims arising from the ordinary course of its business, including personal injury, customer contract, environmental and employment claims. In the opinion of management, the aggregate liability, if any, with respect to such ordinary course of business actions will not have a material adverse effect on the consolidated financial position, consolidated results of operations or consolidated cash flows of Cintas. Cintas is also party to additional litigation not considered in the ordinary course of business. See Note 14 entitled Litigation and Other Contingencies of "Notes to Consolidated Financial Statements" for a detailed discussion of such additional litigation.

New Accounting Standards

There are no new accounting pronouncements recently issued or newly effective that had, or are expected to have, a material impact on Cintas' consolidated financial statements.

Critical Accounting Policies and Estimates

The preparation of Cintas' consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that have a significant effect on the amounts reported in the consolidated financial statements and accompanying notes. These critical accounting policies should be read in conjunction with Note 1 entitled Significant Accounting Policies of "Notes to Consolidated Financial Statements." Significant changes, estimates or assumptions related to any of the following critical accounting policies could possibly have a material impact on the consolidated financial statements.

Revenue recognition. Rental revenue, which is recorded in the Uniform Rental and Facility Services reportable operating segment, is recognized when services are performed or the obligations under the terms of a contract with a customer are satisfied. Other revenue, which is recorded in the First Aid and Safety Services reportable operating segments and All Other, is recognized when either services are performed or the obligations under the terms of a contract with a customer are satisfied. See Note 2 entitled Revenue Recognition of the "Notes to Consolidated Financial Statements" for more information on Cintas' revenue.

Uniforms and other rental items in service. Uniforms and other rental items in service are valued at cost less amortization, calculated using the straight-line method. Uniforms in service (other than cleanroom garments) are amortized over their useful lives, which range from 18 to 30 months. Other rental items, including shop towels, mats, mops, cleanroom garments, linens and restroom dispensers, are amortized over their useful lives, which range from 8 to 60 months. The amortization rates used are based on industry experience, Cintas' specific experience and wear tests performed by Cintas. These factors are critical to determining the amount of in service inventory and related cost of uniforms and ancillary products that are presented in the consolidated financial statements.

Goodwill. Goodwill, obtained through acquisitions of businesses, is valued at cost less any impairment. Cintas completes an annual impairment test, that includes an assessment of quantitative and qualitative factors including, but not limited to, macroeconomic conditions, industry and market conditions and entity specific factors such as strategies and financial performance. We test for goodwill impairment at the reporting unit level. Cintas has identified four reporting units for purposes of evaluating goodwill impairment: Uniform Rental and Facility Services, First Aid and Safety Services and two reporting units within All Other. Based on the results of the annual impairment tests, Cintas was not required to recognize an impairment of goodwill for the fiscal years ended May 31, 2023, 2022 or 2021. Cintas will continue to perform impairment tests as of March 1 in future years and when indicators of impairment exist.

Insurance reserve. The insurance reserve represents the estimated ultimate cost of all asserted and unasserted claims, primarily related to workers' compensation, auto liability and other general liability exposure through the consolidated balance sheet dates. Our incurred but not reported reserves are estimated through actuarial procedures, with the assistance of third-party actuarial specialists, of the insurance industry and by using industry assumptions, adjusted for specific expectations based on our claims history. Cintas records an increase or decrease in selling and administrative expenses related to development of prior claims, higher claims activity and other environmental factors in the period in which it becomes known. These changes in estimates may be material to the consolidated financial statements.

Income taxes. Deferred tax assets and liabilities are determined by the differences between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities. See Note 8 entitled Income Taxes of "Notes to Consolidated Financial Statements" for the types of items that give rise to significant deferred income tax assets and liabilities. Deferred income taxes are classified as assets or liabilities based on the classification of the related asset or liability for financial reporting purposes. Cintas regularly reviews deferred tax assets for recoverability based upon projected future taxable income and the expected timing of the reversals of existing temporary differences. Although realization is not assured, management believes it is more likely than not that the recorded deferred tax assets, as adjusted for valuation allowances, will be realized.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Earnings may be affected by changes in short-term interest rates due to investments, if any, in marketable securities and money market accounts and periodic issuances of commercial paper. If short-term rates changed by one-half percent (or 50 basis points), Cintas' income before income taxes would change by approximately $0.1 million. This estimated exposure considers the effects on investments. This analysis does not consider the effects of a change in economic activity or a change in Cintas' capital structure.

Through its foreign operations, Cintas is exposed to foreign currency risk. Foreign currency exposures arise from transactions denominated in a currency other than the functional currency and from foreign denominated revenue and profit translated into U.S. dollars. Foreign denominated revenue and profit represents less than 10% of Cintas' consolidated revenue and profit.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Audited Consolidated Financial Statements for the Fiscal Years Ended May 31, 2023, 2022 and 2021

Management's Report on Internal Control over Financial Reporting

To the Shareholders of Cintas Corporation:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

With the supervision of our President and Chief Executive Officer and our Chief Financial Officer, management assessed our internal control over financial reporting as of May 31, 2023. Management based its assessment on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. This assessment is supported by testing and monitoring performed by our internal audit function.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of May 31, 2023, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

We reviewed the results of management's assessment with the Audit Committee of our Board of Directors. Additionally, our independent registered public accounting firm, Ernst & Young LLP, independently assessed the effectiveness of Cintas Corporation's internal control over financial reporting. Ernst & Young LLP has issued an attestation report, which is included in this Annual Report on Form 10-K.

Todd M. Schneider
President and Chief Executive Officer

J. Michael Hansen
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Cintas Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cintas Corporation (the Company) as of May 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended May 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively, referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at May 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of May 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated July 27, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements, and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Valuation of Insurance Reserves

Description of the Matter

At May 31, 2023, the Company's insurance reserve was $182.0 million. As described in Note 1 to the Company's consolidated financial statements, the Company's insurance reserve represents the estimated ultimate cost of all asserted and unasserted (incurred but not reported) claims primarily related to workers' compensation, auto liability and other general liability exposure. The unasserted (incurred but not reported) insurance reserve is estimated through actuarial procedures using industry assumptions, adjusted for Company specific expectations based on claims history.

Auditing the Company's estimate of the unasserted (incurred but not reported) insurance reserve is judgmental and complex due to the significant estimation uncertainty of the potential value of unasserted claims, which are developed with the assistance of a third-party actuarial specialist.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company's unasserted (incurred but not reported) insurance reserve. This includes internal controls over the claims activity and actuarial methods used to establish the unasserted (incurred but not reported) insurance reserve. Specifically, we tested internal controls related to management's review of data provided to the actuary, validation of claim activity and review of actuarial methods.

To test the unasserted (incurred but not reported) insurance reserve, our audit procedures included, among others, assessing the methodologies used to estimate the incurred but not reported insurance reserve, testing the completeness and accuracy of the underlying claims data, vouching payments made to third parties, and testing the mathematical accuracy of the actuarially determined unasserted (incurred but not reported) insurance reserve. Furthermore, we involved our actuarial specialists to assist in evaluating the methodologies used by management to determine the unasserted (incurred but not reported) insurance reserve and comparing the Company's recorded unasserted (incurred but not reported) insurance reserve to a range developed based on independently selected actuarial methodologies.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1968
Cincinnati, Ohio
July 27, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Cintas Corporation

Opinion on Internal Control over Financial Reporting

We have audited Cintas Corporation's internal control over financial reporting as of May 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Cintas Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of May 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of May 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended May 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a), and our report dated July 27, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Cincinnati, Ohio
July 27, 2023

Consolidated Statements of Income

(In thousands except per share data)	Fiscal Years Ended May 31,		
	2023	2022	2021
Revenue:			
Uniform rental and facility services	$ 6,897,130	$ 6,226,980	$ 5,689,632
Other	1,918,639	1,627,479	1,426,708
Total revenue	8,815,769	7,854,459	7,116,340
Costs and expenses:			
Cost of uniform rental and facility services	3,632,175	3,316,433	2,983,514
Cost of other	1,010,226	905,780	818,175
Selling and administrative expenses	2,370,704	2,044,876	1,929,159
Operating income	1,802,664	1,587,370	1,385,492
Interest income	(1,716)	(242)	(467)
Interest expense	111,232	88,844	98,210
Income before income taxes	1,693,148	1,498,768	1,287,749
Income taxes	345,138	263,011	176,781
Net income	$ 1,348,010	$ 1,235,757	$ 1,110,968
Basic earnings per share	$ 13.21	$ 11.92	$ 10.52
Diluted earnings per share	$ 12.99	$ 11.65	$ 10.24
Dividends declared and paid per share	$ 4.60	$ 3.80	$ 5.01

See accompanying notes.

Consolidated Statements of Comprehensive Income

(In thousands)	Fiscal Years Ended May 31,		
	2023	2022	2021
Net income	$ 1,348,010	$ 1,235,757	$ 1,110,968
Other comprehensive (loss) income, net of tax:			
Foreign currency translation adjustments	(34,007)	(24,833)	68,182
Change in fair value of interest rate lock agreements, net of tax expense of $3,461, $34,932 and $36,172, respectively	10,111	102,057	106,843
Amortization of interest rate lock agreements, net of tax benefit of $(2,049), $(672) and $(463), respectively	(6,085)	(2,061)	(1,433)
Other, net of tax (benefit) expense of $(54), $638 and $3,578, respectively	(158)	1,866	10,676
Other comprehensive (loss) income, net of tax expense of $5,456, $36,242 and $40,213, respectively	(30,139)	77,029	184,268
Comprehensive income	$ 1,317,871	$ 1,312,786	$ 1,295,236

See accompanying notes.

Consolidated Balance Sheets

(In thousands except share data)	As of May 31,	
	2023	2022
Assets		
Current assets:		
Cash and cash equivalents	$ 124,149	$ 90,471
Accounts receivable, principally trade, less allowance of $14,926 and $12,918, respectively	1,152,993	1,006,220
Inventories, net	506,604	472,150
Uniforms and other rental items in service	1,011,918	916,706
Income taxes, current	—	21,708
Prepaid expenses and other current assets	142,795	124,728
Total current assets	2,938,459	2,631,983
Property and equipment, net	1,396,476	1,323,673
Investments	247,191	242,873
Goodwill	3,056,201	3,042,976
Service contracts, net	346,574	391,638
Operating lease right-of-use assets, net	178,464	170,003
Other assets, net	382,991	344,110
	$ 8,546,356	$ 8,147,256
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 302,292	$ 251,504
Accrued compensation and related liabilities	239,086	236,992
Accrued liabilities	632,504	588,948
Income taxes, current	12,470	—
Operating lease liabilities, current	43,710	43,872
Debt due within one year	—	311,574
Total current liabilities	1,230,062	1,432,890
Long-term liabilities:		
Debt due after one year	2,486,405	2,483,932
Deferred income taxes	498,356	473,777
Operating lease liabilities	138,278	129,064
Accrued liabilities	329,269	319,397
Total long-term liabilities	3,452,308	3,406,170
Shareholders' equity:		
Preferred stock, no par value: 100,000 shares authorized, none outstanding	—	—
Common stock, no par value, and paid-in capital:	2,031,542	1,771,917
425,000,000 shares authorized		
2023: 192,198,938 shares issued and 101,732,148 shares outstanding		
2022: 190,837,921 shares issued and 101,711,215 shares outstanding		
Retained earnings	9,597,315	8,719,163
Treasury stock:	(7,842,649)	(7,290,801)
2023: 90,466,790 shares		
2022: 89,126,706 shares		
Accumulated other comprehensive income	77,778	107,917
Total shareholders' equity	3,863,986	3,308,196
	$ 8,546,356	$ 8,147,256

See accompanying notes.

Consolidated Statements of Shareholders' Equity

(In thousands)	Common Stock and Paid-In Capital		Retained Earnings	Other Accumulated Comprehensive (Loss) Income	Treasury Stock		Total Shareholders' Equity
	Shares	Amount			Shares	Amount	
Balance at June 1, 2020	186,793	$1,274,210	$7,296,509	$(153,380)	(83,378)	$(5,182,137)	$ 3,235,202
Net income	—	—	1,110,968	—	—	—	1,110,968
Comprehensive income, net of tax	—	—	—	184,268	—	—	184,268
Dividends	—	—	(530,462)	—	—	—	(530,462)
Stock-based compensation	—	112,035	—	—	—	—	112,035
Vesting of stock-based compensation awards	610	—	—	—	—	—	—
Stock options exercised	1,668	129,957	—	—	—	—	129,957
Repurchase of common stock	—	—	—	—	(1,632)	(554,121)	(554,121)
Balance at May 31, 2021	189,071	1,516,202	7,877,015	30,888	(85,010)	(5,736,258)	3,687,847
Net income	—	—	1,235,757	—	—	—	1,235,757
Comprehensive income, net of tax	—	—	—	77,029	—	—	77,029
Dividends	—	—	(393,609)	—	—	—	(393,609)
Stock-based compensation	—	109,308	—	—	—	—	109,308
Vesting of stock-based compensation awards	528	—	—	—	—	—	—
Stock options exercised	1,239	146,407	—	—	(71)	(28,670)	117,737
Repurchase of common stock	—	—	—	—	(4,046)	(1,525,873)	(1,525,873)
Balance at May 31, 2022	190,838	1,771,917	8,719,163	107,917	(89,127)	(7,290,801)	3,308,196
Net income	—	—	1,348,010	—	—	—	1,348,010
Comprehensive loss, net of tax	—	—	—	(30,139)	—	—	(30,139)
Dividends	—	—	(469,858)	—	—	—	(469,858)
Stock-based compensation	—	103,621	—	—	—	—	103,621
Vesting of stock-based compensation awards	287	—	—	—	—	—	—
Stock options exercised	1,074	156,004	—	—	(360)	(152,983)	3,021
Repurchase of common stock	—	—	—	—	(980)	(398,865)	(398,865)
Balance at May 31, 2023	192,199	$2,031,542	$9,597,315	$ 77,778	(90,467)	$(7,842,649)	$ 3,863,986

See accompanying notes.

Consolidated Statements of Cash Flows

(In thousands)	Fiscal Years Ended May 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 1,348,010	$ 1,235,757	$1,110,968
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	257,041	249,376	243,836
Amortization of intangible assets and capitalized contract costs	152,121	150,325	144,115
Stock-based compensation	103,621	109,308	112,035
Gain on equity method investment transaction	—	(30,151)	—
Net gain on sale of operating assets	—	(12,129)	(22,030)
Long-lived asset impairment	—	—	5,114
Deferred income taxes	23,233	52,110	(42,242)
Change in current assets and liabilities, net of acquisitions of businesses:			
Accounts receivable, net	(151,771)	(100,392)	(32,576)
Inventories, net	(35,658)	16,194	(75,501)
Uniforms and other rental items in service	(98,252)	(111,332)	(35,659)
Prepaid expenses and other current assets and capitalized contract costs	(132,173)	(28,581)	(102,600)
Accounts payable	53,369	22,697	(2,604)
Accrued compensation and related liabilities	2,711	(3,625)	113,769
Accrued liabilities and other	41,314	(9,241)	(6,735)
Income taxes, current	34,248	(2,691)	(49,150)
Net cash provided by operating activities	1,597,814	1,537,625	1,360,740
Cash flows from investing activities:			
Capital expenditures	(331,109)	(240,672)	(143,470)
Purchases of investments	(4,566)	(6,076)	(4,299)
Proceeds from sale of operating assets, net of cash disposed	—	15,347	31,705
Acquisitions of businesses, net of cash acquired	(46,357)	(164,228)	(10,038)
Other, net	(6,640)	(7,006)	(11,113)
Net cash used in investing activities	(388,672)	(402,635)	(137,215)
Cash flows from financing activities:			
(Payments) issuance of commercial paper, net	(261,200)	261,200	—
Proceeds from issuance of debt	—	1,190,506	—
Repayment of debt	(50,000)	(1,200,000)	—
Proceeds from exercise of stock-based compensation awards	3,021	117,737	129,957
Dividends paid	(449,917)	(375,119)	(451,327)
Repurchase of common stock	(398,865)	(1,525,873)	(554,121)
Other, net	(15,875)	(6,394)	(4,377)
Net cash used in financing activities	(1,172,836)	(1,537,943)	(879,868)
Effect of exchange rate changes on cash and cash equivalents	(2,628)	(216)	4,581
Net increase (decrease) in cash and cash equivalents	33,678	(403,169)	348,238
Cash and cash equivalents at beginning of year	90,471	493,640	145,402
Cash and cash equivalents at end of year	$ 124,149	$ 90,471	$ 493,640

See accompanying notes.

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

Business description. Cintas Corporation (collectively, with its majority-owned subsidiaries and any entities over which it has control, Cintas, Company, we, us or our) helps more than one million businesses of all types and sizes, primarily in the United States (U.S.), as well as Canada and Latin America, get **READY™** to open their doors with confidence every day by providing a wide range of products and services that enhance our customers' image and help keep their facilities and employees clean, safe and looking their best. With products and services including uniforms, mats, mops, restroom supplies, first aid and safety products, fire extinguishers and testing, and safety training, Cintas helps customers get **Ready for the Workday**®.

Cintas' reportable operating segments are the Uniform Rental and Facility Services operating segment and the First Aid and Safety Services operating segment. The Uniform Rental and Facility Services reportable operating segment, consists of the rental and servicing of uniforms and other garments including flame resistant clothing, mats, mops and shop towels and other ancillary items. In addition to these rental items, restroom cleaning services and supplies and the sale of items from our catalogs to our customers on route are included within this reportable operating segment. The First Aid and Safety Services reportable operating segment consists of first aid and safety products and services. The remainder of Cintas' operating segments, which consists of the Fire Protection Services operating segment and the Uniform Direct Sale operating segment, are included in All Other. Cintas evaluates operating segment performance based on revenue and income before income taxes. Revenue and income before income taxes the reportable operating segments for the years ended May 31, 2023, 2022 and 2021 are presented in Note 13 entitled Operating Segment Information. The Company regularly reviews its operating segments for reporting purposes based on the information its chief operating decision maker regularly reviews for purposes of allocating resources and assessing performance and makes changes when appropriate.

Principles of consolidation. The consolidated financial statements include the accounts of Cintas controlled majority-owned subsidiaries and any entities over which Cintas has control. Intercompany balances and transactions have been eliminated as appropriate.

Use of estimates. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company's results are affected by economic, political, legislative, regulatory and legal actions. Economic conditions, such as recessionary trends, inflation, interest and monetary exchange rates, government fiscal policies and changes in the prices of raw materials, can have a significant effect on operations. These factors and other events may cause actual results to differ from management's estimates.

Revenue recognition. Rental revenue, which is recorded in the Uniform Rental and Facility Services reportable operating segment, is recognized when services are performed or the performance obligation under the terms of a contract with a customer are satisfied. Other revenue, which is recorded in the First Aid and Safety Services reportable operating segment and All Other, is recognized when either services are performed or the performance obligation under the terms of a contract with a customer are satisfied. Revenue is measured as the amount of consideration we expect to receive in exchange for the performance of the service or transfer of the inventory. See Note 2 entitled Revenue Recognition.

Cost of uniform rental and facility services. Cost of uniform rental and facility services consists primarily of production expenses, delivery expenses and the amortization of in service inventory, including uniforms, mats, shop towels and other ancillary items. The Uniform Rental and Facility Services reportable operating segment inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and other costs of distribution are included in the cost of uniform rental and facility services.

Cost of other. Cost of other consists primarily of cost of goods sold (predominantly first aid and safety products, uniforms and fire protection products), delivery expenses and distribution expenses in the First Aid and Safety Services reportable operating segment and All Other. Cost of other includes inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, service costs and other costs of distribution.

Selling and administrative expenses. Selling and administrative expenses consist primarily of sales labor and commissions, management and administrative labor, payroll taxes, medical expense, insurance expense, legal and professional costs and amortization of finite-lived intangible assets and capitalized contract costs.

Cash and cash equivalents. Cintas considers all highly liquid domestic investments with a maturity of three months or less, at date of purchase, to be cash equivalents. At May 31, 2023 and 2022, cash and cash equivalents includes $32.7 million and $31.8 million, respectively, of restricted cash used as collateral associated with our insurance reserve.

Accounts receivable. Accounts receivable is comprised of amounts owed through product shipments and services provided and is presented net of an allowance for credit losses. The allowance includes both an estimate, based on historical rates of collections, and reserves for specific accounts identified as uncollectible. The portion of the allowance that is an estimate based on Cintas' historical rates of collections is recorded for overdue amounts, beginning with a nominal percentage when the account is current and increasing substantially as the account ages. The amount provided as the account ages will differ slightly between the Uniform Rental and Facility Services reportable operating segment, the First Aid and Safety Services reportable operating segment and All Other because of differences in customers served and the nature of each business. When an account is considered uncollectible, it is written off against the allowance for credit losses.

Inventories, net. Inventories are valued at the lower of cost (first-in, first-out) or net realizable value. Inventory is comprised of the following amounts at May 31:

(In thousands)	2023	2022
Raw materials	$ 27,878	$ 19,071
Work in process	56,384	34,280
Finished goods	422,342	418,799
	$ 506,604	$ 472,150

Inventories are recorded net of reserves for obsolete inventory (excess and slow-moving) of $80.1 million and $100.3 million at May 31, 2023 and 2022, respectively. The inventory obsolescence reserve is determined by specific identification, as well as an estimate based on Cintas' historical rates of obsolescence. Obsolete inventory reserves are recorded in selling and administrative expenses on the consolidated statements of income. The judgment applied to record the obsolete inventory reserve as of May 31, 2023 and 2022, beyond our historical policy was deemed to be reasonable and supportable based on the data available as of the consolidated balance sheet dates. Once a specific inventory item is written down to the lower of cost or net realizable value, a new cost basis has been established, and that inventory item cannot subsequently be marked up.

Uniforms and other rental items in service. These items are valued at cost less amortization, calculated using the straight-line method. Uniforms in service (other than cleanroom garments) are amortized over their useful lives, which range from 18 to 30 months. Other rental items, including shop towels, mats, mops, cleanroom garments, linens and restroom dispensers, are amortized over their useful lives, which range from 8 to 60 months. The amortization rates used are based on industry experience, Cintas' specific experience and wear tests performed by Cintas. These factors are critical to determining the amount of in service inventory and related cost of uniforms and facility services that are presented in the consolidated financial statements.

Investments. Cintas' investments primarily consist of the cash surrender value of insurance policies. Investments are generally evaluated for impairment on an annual basis or when indicators of impairment exist. For the fiscal years ended May 31, 2023, 2022 and 2021, no impairment losses were recorded.

Property and equipment. Property and equipment is stated at cost, less accumulated depreciation or at fair value upon acquisition. Depreciation is calculated using the straight-line method primarily over the following estimated useful lives of the assets based on industry and Cintas specific experience:

	Years
Buildings	30 to 40
Building improvements	5 to 20
Equipment	3 to 10
Leasehold improvements	2 to 15

When events or circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the estimated undiscounted future cash flows are compared to the carrying amount of the assets. If the estimated undiscounted future cash flows are less than the carrying amount of the assets, an impairment loss is recorded based on the excess of the carrying amount of the assets over their respective fair values. Fair value is generally determined by discounted cash flows, prices of similar assets or third-party real estate valuations, as appropriate. Based on its regular evaluation and the evolving impact of the COVID-19 pandemic, Cintas recognized a long-lived asset impairment loss of $5.1 million in the Uniform Direct Sale operating segment during the year ended May 31, 2021. The long-lived asset impairment in fiscal 2021 was based on the excess of the carrying amount of asset over their respective fair values and were recorded within selling and administrative expenses on the consolidated statements of income. The undiscounted cash flows were estimated, using Level 2 inputs based on both the cost and market approaches, at the lowest discernible level of cash flows, which is at the location level. Cintas did not identify any indicators of impairment for the fiscal years ended May 31, 2023 and 2022.

Goodwill. Goodwill, obtained through acquisitions of businesses, is valued at cost less any impairment. Cintas completes an annual impairment test, that includes an assessment of quantitative and qualitative factors including, but not limited to, macroeconomic conditions, industry and market conditions and entity specific factors such as strategies and financial performance. We test for goodwill impairment at the reporting unit level. Cintas has identified four reporting units for purposes of evaluating goodwill impairment: Uniform Rental and Facility Services, First Aid and Safety Services and two reporting units within All Other. Based on the results of the annual impairment tests, Cintas was not required to recognize an impairment of goodwill for the fiscal years ended May 31, 2023, 2022 or 2021. Cintas will continue to perform impairment tests as of March 1 in future years and when indicators of impairment exist.

Service contracts and other assets. Service contracts and other assets, which consist primarily of capitalized contract costs and noncompete and consulting agreements obtained through acquisitions of businesses, are generally amortized by use of the straight-line method, or an accelerated method that represents the estimated economic benefit, over the estimated lives of the agreements, which are generally 5 to 15 years. Certain noncompete agreements, as well as all service contracts, require that a valuation be determined using a discounted cash flow model. The assumptions and judgments used in these models involve estimates of cash flows and discount rates, among other factors. Because of the assumptions used to value these intangible assets, actual results over time could vary from original estimates. Impairment of service contracts and other assets is accomplished through specific identification. No impairment has been recognized by Cintas for the fiscal years ended May 31, 2023, 2022 and 2021.

Business acquisitions. The Company allocates the purchase price of its acquisitions to the assets acquired and liabilities assumed based upon their respective fair values at the acquisition date. The excess of the acquisition price over the estimated fair value of the net assets acquired is recorded as goodwill. Goodwill is adjusted for any changes to acquisition date fair value amounts made within the measurement period. Acquisition-related transaction costs are recognized separately from the business combinations and expensed as incurred.

On December 10, 2021, Cintas acquired the remaining interest of an equity method investment. The acquisition operates as a component of Cintas' supply chain within the Uniform Rental and Facility Services reportable operating segment. The cash consideration transferred to acquire the remaining interest of the equity method investment was $48.0 million, net of cash acquired of $1.7 million. Under applicable accounting guidance, the Company was required to record its historical equity method investment at fair value ($43.5 million), resulting in a gain of $30.2 million, which is recorded as a reduction in selling and administrative expenses, within the Uniform

Rental and Facility Services reportable operating segment, in the fiscal year ended May 31, 2022. The fair value of the historical equity method investment was determined using a combination of a market and income approach (discounted cash flow analysis). The key assumptions and estimates utilized in these approaches included market data and market multiples, discount rates, as well as future levels of revenue growth and operating margins. The Company believes these assumptions and estimates are reasonable and based on the best information available at the valuation date.

Debt issuance costs. Debt issuance costs, if any, for the revolving credit facility are included in other assets, net and all other debt issuance costs reduce the carrying amount of debt.

Accrued liabilities. Current accrued liabilities are recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Current accrued liabilities consist of the following at May 31:

(In thousands)	2023	2022
Insurance reserve	182,046	$ 163,958
Employee benefit related liabilities	167,095	146,237
Dividends	117,565	97,525
Accrued interest	15,151	15,448
Other	150,647	165,780
	$ 632,504	$ 588,948

Long-term accrued liabilities consist primarily of retirement obligations, which are described in more detail in Note 9 entitled Employee Benefit Plans, reserves associated with unrecognized tax benefits, which are described in more detail in Note 8 entitled Income Taxes and environmental obligations, which are further described below.

Insurance reserve. The insurance reserve represents the estimated ultimate cost of all asserted and unasserted claims incurred, primarily related to workers' compensation, auto liability and other general liability exposure through the consolidated balance sheet dates. Our incurred but not reported reserve is estimated through actuarial procedures, with the assistance of third-party actuarial specialists, of the insurance industry and by using industry assumptions, adjusted for specific expectations based on our claims history. Cintas records an increase or decrease in selling and administrative expenses related to development of prior claims, higher claims activity and other environmental factors in the period in which it becomes known. These changes in estimates may be material to the consolidated financial statements.

Environmental obligations. Environmental obligations, including obligations obtained through past business acquisitions, are recorded when it is probable that obligations have been incurred and the costs can be reasonably estimated. Cintas' environmental obligations are estimated based on an evaluation of various factors, including currently available facts, existing technology, presently enacted laws and regulations, and remediation experience. Where the available information is sufficient to estimate the amount of the obligation, that estimate has been recorded. Where the information is only sufficient to establish a range of probable liability and no point within the range is more likely than any other, the lower end of the range has been used. Management actively monitors all locations for compliance and changes in facts and circumstances. No one location or site is deemed to be material or in violation of the applicable laws and regulations, even though costs are being incurred. Costs estimated for environmental obligations are not discounted to their present value.

Pension plans. The Company assumed G&K's noncontributory, defined benefit pension plan (the Pension Plan) covering substantially all employees who were employed as of July 1, 2005, except certain employees who are covered by union-administered plans. Benefits are based on the number of years of service and each employee's compensation near retirement. G&K froze the Pension Plan effective December 31, 2006. Future growth in benefits will not occur after this date. The Company's funding policy provides for contributions of an amount between the minimum required and maximum amount that can be deducted for federal income tax purposes. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at May 31, the measurement date. The benefit obligation is the projected benefit obligation (PBO). The PBO represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. The measurement of the PBO is based on the Company's estimates and actuarial valuations. The fair value of plan assets represents the current market value of assets held by an irrevocable trust fund for the sole benefit of participants. These valuations reflect the terms of the Pension Plan and use participant-specific information such as compensation, age and years of service, as well as certain assumptions that require significant judgment, including estimates of discount rates, expected return on plan assets, rate of compensation increases, interest crediting rates and mortality rates. We recognize, as of a measurement date, any unrecognized actuarial net gains or losses that exceed ten percent of the larger of the projected benefit obligations or the plan assets, defined as the "corridor." Amounts outside the corridor are amortized over the plan participants' life expectancy. We determine the expected return on assets using the fair value of plan assets. See Note 9 entitled Employee Benefit Plans.

Stock-based compensation. Compensation expense is recognized for all share-based payments to employees, including stock options and restricted stock awards, in the consolidated statements of income based on the fair value of the awards that are granted. The fair value of stock options is estimated at the date of grant using the Black-Scholes option-pricing model. Generally, measured compensation cost, net of actual forfeitures, is recognized on a straight-line basis over the vesting period of the related share-based compensation award. See Note 11 entitled Stock-Based Compensation.

Derivatives and hedging activities. Cintas formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. Derivatives are recorded at fair value on the consolidated balance sheet, and gains and losses are recorded as adjustments to income or other comprehensive income, as appropriate. For derivative financial instruments that are designated as a hedge, unrealized gains and losses related to the effective portion are either recognized in income immediately to offset the realized gain or loss on the hedged item, or are deferred and reported as a component of other comprehensive income (loss) in shareholders' equity and subsequently recognized in net income when the hedged item affects net income.

Income taxes. The provision for income taxes includes taxes paid, currently payable or receivable and those deferred. Deferred tax assets and liabilities are determined by the differences between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities. Cintas accounts for Global Intangible Low-Taxed Income (GILTI) as a current-period expense when incurred. Therefore, the Company has not recorded deferred taxes for basis differences expected to reverse in future periods. See Note 8 entitled Income Taxes for the types of items that give rise to significant deferred income tax assets and liabilities. Deferred income taxes are classified as assets or liabilities based on the classification of the related asset or liability for financial reporting purposes. Cintas regularly reviews deferred tax assets for recoverability based upon projected future taxable income and the expected timing of the reversals of existing temporary differences. Although realization is not assured, management believes it is more likely than not that the recorded deferred tax assets, as adjusted for valuation allowances, will be realized.

Accounting for uncertain tax positions requires the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements. Companies may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Cintas is periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, Cintas records reserves as deemed appropriate. Based on Cintas' evaluation of current tax positions, Cintas believes its tax related accruals are appropriate.

Litigation and other contingencies. Cintas is subject to legal proceedings, insurance receipts, legal settlements and claims arising from the ordinary course of its business, including personal injury, customer contract, environmental and employment claims. U.S. GAAP requires that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. In the opinion of management, the aggregate liability, if any, with respect to such ordinary course of business actions will not have a material adverse effect on the consolidated financial position, consolidated results of operations or consolidated cash flows of Cintas. Cintas is also party to additional litigation not considered in the ordinary course of business. See Note 14 entitled Litigation and Other Contingencies for a detailed discussion of such additional litigation.

Fair value measurements. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements* (ASC 820) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk. It also establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs.

The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Cintas' assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. There were no transfers between levels for the years ended May 31, 2023 or 2022. The carrying value of accounts receivable and accounts payable, and other current assets and liabilities, approximate fair value because of the short-term maturity of those instruments.

In order to meet the requirements of ASC 820, Cintas utilizes two basic valuation approaches to determine the fair value of its assets and liabilities required to be recorded on a recurring basis at fair value. The first approach is the cost approach. The cost approach is generally the value a market participant would expect to replace the respective asset or liability. The second approach is the market approach. The market approach looks at what a market participant would consider valuing an exact or similar asset or liability to that of Cintas, including those traded on exchanges.

Cintas' non-financial assets and liabilities not permitted or required to be measured at fair value on a recurring basis primarily relate to assets revalued in an impairment analysis and to assets and liabilities acquired in a business acquisition unless otherwise noted in Note 3 entitled Fair Value Disclosures. Cintas is required to provide additional disclosures about fair value measurements as part of the consolidated financial statements for each major category of assets and liabilities measured at fair value on a non-recurring basis (including business acquisitions). In general, non-recurring fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities, which generally are not applicable to non-financial assets and liabilities. Fair values determined by Level 2 inputs utilize data points that are observable, such as definitive sales agreements, appraisals or established market values of comparable assets. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability, such as internal estimates of future cash flows and company specific discount rates.

New accounting pronouncements. There are no new accounting pronouncements recently issued or newly effective that had, or are expected to have, a material impact on Cintas' consolidated financial statements.

Note 2. Revenue Recognition

The following table presents Cintas' total revenue disaggregated by operating segment for the fiscal years ended May 31:

(In thousands)	2023		2022		2021	
Uniform Rental and Facility Services	$ 6,897,130	78.2%	$ 6,226,980	79.3%	$ 5,689,632	80.0%
First Aid and Safety Services	951,496	10.8%	832,458	10.6%	784,291	11.0%
Fire Protection Services	627,747	7.1%	527,517	6.7%	446,441	6.3%
Uniform Direct Sales	339,396	3.9%	267,504	3.4%	195,976	2.7%
Total revenue	$ 8,815,769	100.0%	$ 7,854,459	100.0%	$ 7,116,340	100.0%

The Fire Protection Services and Uniform Direct Sales operating segments are included within All Other as disclosed in Note 13 entitled Operating Segment Information.

Revenue Recognition Policy

Approximately 95% of the Company's revenue is derived from fees for route servicing of Uniform Rental and Facility Services, First Aid and Safety Services and Fire Protection Services customers, performed by a Cintas employee-partner, at the customer's location of business. Revenue from our route servicing customer contracts represent a single-performance obligation. The Company recognizes revenue over time as services are performed, based on the nature of services provided and contractual rates (output method) or at a point in time when the performance obligation under the terms of the contract with a customer are satisfied, at the customer's location of business. The Company's remaining revenue, primarily within the Uniform Direct Sales operating segment, and representing approximately 5% of the Company's total revenue, is recognized when the obligations under the terms of a contract with a customer are satisfied. This generally occurs when the goods are transferred to the customer.

Revenue recorded is presented net of sales and other taxes we collect on behalf of governmental authorities. Shipping and handling costs charged to customers are treated as fulfillment activities and are recorded in both revenue and cost of sales at the time control is transferred to the customer. Certain of our customer contracts include pricing terms and conditions that include components of variable consideration. The variable consideration is typically in the form of consideration paid to a customer based on performance metrics specified within the contract and is not material in any period presented. When determining if variable consideration should be constrained, the Company considers whether factors outside its control could result in a significant reversal of revenue. In making these assessments, the Company considers the likelihood and magnitude of a potential reversal. The Company's performance period generally corresponds with the monthly invoice period. No constraints on our revenue recognition were applied during the fiscal years ended May 31, 2023, 2022 or 2021.

We are exposed to credit losses primarily through our trade receivables. We determine the allowance for credit losses using both an estimate, based on historical rates of collections, and reserves for specific accounts identified as uncollectible. The portion of the allowance for credit losses that is an estimate based on Cintas' historical rates of collections is recorded for overdue amounts, beginning with a nominal percentage when the account is current and increasing substantially as the account ages. The amount provided as the account ages will differ slightly between the Uniform Rental and Facility Services reportable operating segment, the First Aid and Safety Services reportable operating segment and All Other because of differences in customers served and the nature of each business. We update our allowance for credit losses quarterly, considering recent write-offs and collections information and underlying economic expectations.

Costs to Obtain a Contract

The Company capitalizes commission expenses paid to our employee-partners when the commissions are deemed to be incremental for obtaining the route servicing customer contract. As permitted by ASC 606, *Revenue from Contracts with Customers* (ASC 606), the Company has elected to apply the guidance to a portfolio of contracts (or performance obligations) with similar characteristics because the Company reasonably expects that the effects on the consolidated financial statements of applying this guidance to the portfolio would not differ materially from applying this guidance to the individual contracts within the portfolio. The Company also continues to expense certain costs to obtain a contract if those costs do not meet the criteria of the standard or the amortization period of the asset would have been one year or less. The deferred commissions are amortized on a straight-line basis over the expected period of benefit. We review the deferred commission balances for impairment on an ongoing basis. Deferred commissions are classified as current or noncurrent based on the timing of when we expect to recognize the expense. The current portion is included in prepaid expenses and other current assets and the noncurrent portion is included in other assets, net on the Company's consolidated balance sheets. As of May 31, 2023, the current and noncurrent assets related to deferred commissions totaled $92.5 million and $251.6 million, respectively. As of May 31, 2022, the current and noncurrent assets related to deferred commissions totaled $83.7 million and $232.2 million, respectively. We recorded amortization expense related to deferred commissions of $94.8 million, $87.4 million and $83.1 million during the fiscal years ended May 31, 2023, 2022 and 2021, respectively. These expenses are classified in selling and administrative expenses on the consolidated statements of income.

Note 3. Fair Value Disclosures

All financial instruments that are measured at fair value on a recurring basis (at least annually) have been classified within the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the consolidated balance sheet dates. These financial instruments measured at fair value on a recurring basis are summarized below:

(In thousands)	As of May 31, 2023			
	Level 1	Level 2	Level 3	Fair Value
Cash and cash equivalents	$ 124,149	$ —	$ —	$ 124,149
Other assets, net:				
Interest rate lock agreements	—	70,449	—	70,449
Total assets at fair value	$ 124,149	$ 70,449	$ —	$ 194,598

(In thousands)	As of May 31, 2022			
	Level 1	Level 2	Level 3	Fair Value
Cash and cash equivalents	$ 90,471	$ —	$ —	$ 90,471
Other assets, net:				
Interest rate lock agreements	—	56,877	—	56,877
Total assets at fair value	$ 90,471	$ 56,877	$ —	$ 147,348

Cintas' cash and cash equivalents are generally classified within Level 1 or Level 2 of the fair value hierarchy. Financial instruments classified as Level 1 are based on quoted market prices in active markets, and financial instruments classified as Level 2 are based on quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. The types of financial instruments Cintas classifies within Level 1 include most bank deposits and money market securities. Cintas does not adjust the quoted market price for such financial instruments.

The fair values of Cintas' interest rate lock agreements are based on similar exchange traded derivatives (market approach) and are, therefore, included within Level 2 of the fair value hierarchy. The fair value was determined by comparing the locked rates against the benchmarked treasury rate. No other amounts included in other asset, net, are recorded at fair value on a recurring basis.

The methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Cintas believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the consolidated balance sheet dates.

In addition to assets and liabilities that are recorded at fair value on a recurring basis, Cintas records assets and liabilities at fair value on a nonrecurring basis as required under U.S. GAAP. The assets and liabilities measured at fair value on a nonrecurring basis primarily relate to assets and liabilities acquired in a business acquisition.

Note 4. Property and Equipment

Cintas' property and equipment is summarized as follows at May 31:

(In thousands)	2023	2022
Land	$ 190,707	$ 191,878
Buildings and improvements	714,376	699,430
Equipment	2,699,728	2,548,796
Leasehold improvements	44,897	43,426
Construction in progress	109,037	52,062
	3,758,745	3,535,592
Accumulated depreciation	(2,362,269)	(2,211,919)
Property and equipment, net	$ 1,396,476	$ 1,323,673

Cintas capitalizes certain expenditures for software that are purchased or internally developed for use in business. Included in equipment at May 31, 2023 and 2022, were $308.5 million and $293.9 million, respectively, of internal use software. Amortization of internal use software begins when the software is ready for service and continues on the straight-line method over the estimated useful life, generally 10 years. Accumulated amortization related to internal use software was $202.0 million and $177.6 million at May 31, 2023 and 2022, respectively. We recorded amortization expense related to internal use software of $24.5 million, $23.5 million and $22.3 million for the fiscal years ended May 31, 2023, 2022 and 2021, respectively. These expenses are classified in selling and administrative expenses on the consolidated statements of income.

Note 5. Goodwill, Service Contracts and Other Assets

Changes in the carrying amount of goodwill and service contracts by reportable operating segment and All Other, are presented in the following tables:

Goodwill (In thousands)	Uniform Rental and Facility Services	First Aid and Safety Services	All Other	Total
Balance at June 1, 2021	$ 2,547,510	$ 248,571	$ 116,988	$ 2,913,069
Goodwill acquired	99,826	38,281	5,162	143,269
Foreign currency translation	(12,237)	(1,083)	(42)	(13,362)
Balance at May 31, 2022	2,635,099	285,769	122,108	3,042,976
Goodwill acquired	18,729	8,624	4,678	32,031
Foreign currency translation	(17,221)	(1,525)	(60)	(18,806)
Balance at May 31, 2023	$ 2,636,607	$ 292,868	$ 126,726	$ 3,056,201

Service Contracts (In thousands)	Uniform Rental and Facility Services	First Aid and Safety Services	All Other	Total
Balance at June 1, 2021	$ 369,141	$ 18,294	$ 21,010	$ 408,445
Service contracts acquired	32,695	10,384	1,659	44,738
Service contracts amortization	(49,152)	(4,392)	(4,809)	(58,353)
Foreign currency translation	(3,050)	(142)	—	(3,192)
Balance at May 31, 2022	349,634	24,144	17,860	391,638
Service contracts acquired	6,942	2,299	1,757	10,998
Service contracts amortization	(43,356)	(5,149)	(4,230)	(52,735)
Foreign currency translation	(3,190)	(137)	—	(3,327)
Balance at May 31, 2023	$ 310,030	$ 21,157	$ 15,387	$ 346,574

Information regarding Cintas' service contracts and other assets is as follows as of May 31:

(In thousands)	2023			2022		
	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Service contracts	$ 1,004,754	$ 658,180	$ 346,574	$ 1,001,311	$ 609,673	$ 391,638
Capitalized contract costs [1]	$ 665,705	$ 413,680	$ 252,025	$ 551,582	$ 319,358	$ 232,224
Noncompete and consulting agreements and other	198,260	67,294	130,966	176,578	64,692	111,886
Other assets	$ 863,965	$ 480,974	$ 382,991	$ 728,160	$ 384,050	$ 344,110

[1] The current portion of capitalized contract costs, included in prepaid expenses and other current assets on the consolidated balance sheets as of May 31, 2023 and 2022, was $92.5 million and $83.7 million, respectively.

Amortization expense for service contracts and other assets was $150.0 million, $148.4 million and $141.9 million for the fiscal years ended May 31, 2023, 2022 and 2021, respectively. At May 31, 2023, the weighted average amortization period for service contracts, capitalized contract costs, noncompete and consulting agreements and other was 13 years, 7 years, 5 years and 10 years, respectively. As of May 31, 2023, the estimated future amortization expense for service contracts and other assets, excluding any future acquisitions and commissions to be earned, is as follows:

Fiscal Year (In thousands)	
2024	$ 147,939
2025	133,368
2026	112,114
2027	91,492
2028	67,930
Thereafter	147,866
Total future amortization expense	$ 700,709

Note 6. Debt, Derivatives and Hedging Activities

Cintas' outstanding debt is summarized as follows at May 31:

(In thousands)	Interest Rate	Fiscal Year Issued	Fiscal Year Maturity	2023	2022
Debt due within one year					
Commercial paper	1.20%[1]	2022	2023	$ —	$ 261,200
Senior notes [2]	2.78%	2013	2023	—	50,380
Debt issuance costs				—	(6)
Total debt due within one year				$ —	$ 311,574
Debt due after one year					
Senior notes [3]	3.11%	2015	2025	$ 50,630	$ 50,965
Senior notes	3.45%	2022	2025	400,000	400,000
Senior notes	3.70%	2017	2027	1,000,000	1,000,000
Senior notes	4.00%	2022	2032	800,000	800,000
Senior notes	6.15%	2007	2037	250,000	250,000
Debt issuance costs				(14,225)	(17,033)
Total debt due after one year				$2,486,405	$2,483,932

[1] Variable rate debt instrument. The rate presented is the variable rate at May 31, 2022.

[2] Cintas assumed these senior notes with the acquisition of G&K in the fourth quarter of fiscal 2017, and they were recorded at fair value. The interest rate shown above is the effective interest rate until repayment in fiscal 2023.

[3] Cintas assumed these senior notes with the acquisition of G&K in the fourth quarter of fiscal 2017, and they were recorded at fair value. The interest rate shown above is the effective interest rate. The principal amount of these notes is $50.0 million with a stated interest rate of 3.88%.

The average interest rate for all Cintas debt at May 31, 2023 was 4.0%, with maturity dates through fiscal year 2037. Cintas' senior notes, excluding G&K senior notes assumed with the acquisition of G&K in fiscal 2017, are recorded at cost, net of debt issuance costs. The fair value of the long-term debt is estimated using Level 2 inputs based on general market prices. The carrying value and fair value of Cintas' debt as of May 31, 2023 were $2,500.0 million and $2,443.8 million, respectively, and as of May 31, 2022 were $2,811.2 million and $2,862.2 million, respectively.

During the fiscal year ended May 31, 2023, Cintas paid $261.2 million, net of commercial paper. On April 17, 2023, in accordance with the terms of the notes, Cintas paid the $50.0 million aggregate principal amount outstanding of its 3.73%, private placement, 10-year senior notes that matured on that date with proceeds from short-term commercial paper issuance. During the fiscal year ended May 31, 2022, Cintas issued $261.1 million, net of commercial paper. On June 1, 2021, in accordance with the terms of the notes, Cintas paid the $250.0 million aggregate principal amount outstanding of its 4.30%, 10-year senior notes that matured on that date with cash on hand. On April 1, 2022, in accordance with the terms of the notes, Cintas paid the $650.0 million aggregate principal amount outstanding of its 2.90%, 5-year senior notes that matured on that date with proceeds from short-term borrowings. On May 1, 2022, Cintas redeemed at par value the $300.0 million aggregate principal amount outstanding of its 3.25%, 10-year senior notes 30 days in advance of the maturation date with proceeds from short-term borrowings. On May 3, 2022, Cintas issued $400.0 million aggregate principal amount of senior notes that bear an interest rate of 3.45% and mature on May 1, 2025. On May 3, 2022, Cintas also issued $800.0 million aggregate principal amount of senior notes that bear an interest rate of 4.00% and mature on May 1, 2032. The net proceeds from these issuances were utilized for general business purposes, including reducing Cintas' short-term borrowings.

Letters of credit outstanding were $99.6 million and $106.7 million at May 31, 2023 and 2022, respectively. Maturities of debt during each of the next five years are $0.0 million, $450.0 million, $0.0 million, $1,000.0 million and $0.0 million, respectively.

Interest paid was $111.5 million, $97.8 million and $98.3 million for the fiscal years ended May 31, 2023, 2022 and 2021, respectively.

The credit agreement that supports our commercial paper program has capacity under the revolving credit facility of $2.0 billion. The credit agreement has an accordion feature that provides Cintas the ability to request increases to the borrowing commitments under the revolving credit facility of up to $500.0 million in the aggregate, subject to customary conditions. The maturity date of the revolving credit facility is March 23, 2027. As of May 31, 2023, there was no commercial paper outstanding and no borrowings on our revolving credit facility. As of May 31, 2022, there was $261.2 million commercial paper outstanding and no borrowings on our revolving credit facility. The fair value of the commercial paper, if any, which approximates carrying value, is estimated using level 2 inputs based on general market prices and interest rates.

Cintas uses interest rate locks to manage its overall interest expense as interest rate locks effectively change the interest rate of specific debt issuances. The interest rate locks are entered into to protect against unfavorable movements in the benchmark treasury rate related to forecasted debt issuances. Cintas used interest rate locks, which represent cash flow hedges, to hedge against movements in the treasury rates at the time Cintas issued its senior notes in fiscal 2007, fiscal 2013, fiscal 2017 and fiscal 2022. The amortization of the interest rate locks resulted in a decrease to other comprehensive income of $6.1 million, $2.1 million and $1.4 million for the fiscal years ended May 31, 2023, 2022 and 2021, respectively.

During fiscal 2022 and fiscal 2020, Cintas entered into interest rate lock agreements for forecasted debt issuances. The aggregate notional value of outstanding cash flow hedges was $500.0 million at both May 31, 2023 and 2022. The fair values of the outstanding interest rate locks, for forecasted debt issuances, are summarized as follows at May 31:

Fiscal Year of Issuance (In thousands)	2023	2022
	Other Assets, net	Other Assets, net
2022	$ 44,803	$ 18,331
2020	$ 25,646	$ 38,546

The interest rate locks are also recorded in other comprehensive income (loss), net of tax. In conjunction with the issuance of long-term debt in fiscal 2022, Cintas settled interest rate lock agreements, which were in an asset position of $58.9 million at the date of settlement, with the cash received recorded within operating cash flows, in accordance with Company's accounting policy. The balance recorded in other comprehensive income (loss) will be amortized as a reduction to interest expense beginning in the fourth quarter of fiscal 2022 through the remaining life of the debt.

Cintas has certain covenants related to debt agreements. These covenants limit Cintas' ability to incur certain liens, to engage in sale-leaseback transactions and to merge, consolidate or sell all or substantially all of Cintas' assets. These covenants also require Cintas to maintain certain debt to consolidated EBITDA and interest coverage ratios. Cross-default provisions exist between certain debt instruments. If a default of a significant covenant were to occur, the default could result in an acceleration of the maturity of the indebtedness, impair liquidity and limit the ability to raise future capital. Cintas was in compliance with all of the debt covenants for all periods presented.

Note 7. Leases

Cintas has operating leases for certain operating facilities, vehicles and equipment, which provide the right to use the underlying asset and require lease payments over the term of the lease. Each new contract is evaluated to determine if an arrangement contains a lease and whether that lease meets the classification criteria of a finance or operating lease. All identified leases are recorded on the consolidated balance sheets with a corresponding operating lease right-of-use asset, net, representing the right to use the underlying asset for the lease term and the operating lease liabilities representing the obligation to make lease payments arising from the lease. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the consolidated balance sheets.

Operating lease right-of-use assets, net and operating lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term and include options to extend or terminate the lease when they are reasonably certain to be exercised. The present value of lease payments is determined primarily using the incremental borrowing rate based on the information available at lease commencement date. Lease expense for operating leases is recorded on a straight-line basis over the lease term and variable lease costs are recorded as incurred. Both lease expense and variable lease costs are primarily recorded in cost of uniform rental and facility services and other on the Company's consolidated statements of income. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Operating lease costs, including short-term lease expense and variable lease costs which were immaterial in each period, were $79.8 million, $74.5 million and $71.0 million for the fiscal years ended May 31, 2023, 2022 and 2021, respectively.

The following table provides supplemental information related to the Company's consolidated statements of cash flows for the fiscal years ended May 31:

(In thousands)	2023	2022
Cash paid for amounts included in the measurement of operating lease liabilities	$ 49,936	$ 49,579
Operating lease right-of-use assets obtained in exchange for new and renewed operating lease liabilities	$ 54,214	$ 26,862
Operating lease right-of-use assets acquired in business combinations	$ —	$ 17,734

Other information related to the operating lease right-of-use assets, net and operating lease liabilities was as follows at May 31:

	2023	2022
Weighted-average remaining lease term - operating leases	5.28 years	5.40 years
Weighted-average discount rate - operating leases	2.87%	2.20%

The contractual future minimum lease payments of Cintas' operating lease liabilities by fiscal year are as follows as of May 31, 2023:

(In thousands)	
2024	$ 48,070
2025	40,455
2026	33,166
2027	24,493
2028	19,728
Thereafter	30,776
Total payments	196,688
Less interest	(14,700)
Total present value of lease payments	$181,988

Note 8. Income Taxes

Income before income taxes consists of the following components for the fiscal years ended May 31:

(In thousands)	2023	2022	2021
U.S. operations	$ 1,632,391	$ 1,445,719	$ 1,221,690
Foreign operations	60,757	53,049	66,059
	$ 1,693,148	$ 1,498,768	$ 1,287,749

Income tax expense (benefit) consists of the following components for the fiscal years ended May 31:

(In thousands)	2023	2022	2021
Current:			
Federal	$ 248,413	$ 162,269	$ 164,104
State and local	56,589	32,431	42,340
Foreign	13,205	16,676	12,417
	318,207	211,376	218,861
Deferred	26,931	51,635	(42,080)
	$ 345,138	$ 263,011	$ 176,781

Reconciliation of income tax expense using the statutory rate and actual income tax expense is as follows for the fiscal years ended May 31:

(In thousands)	2023	2022	2021
Income taxes at the U.S. federal statutory rate	$ 355,561	$ 314,741	$ 270,427
Permanent differences [1]	(59,502)	(85,413)	(101,870)
State and local income taxes, net of federal benefit	46,245	33,547	27,304
Capital loss carryback	—	—	(14,072)
Other	2,834	136	(5,008)
	$ 345,138	$ 263,011	$ 176,781

[1] Primarily consists of the excess tax benefits related to stock-based compensation.

The components of deferred income taxes included on the consolidated balance sheets are as follows at May 31:

(In thousands)	2023	2022
Deferred tax assets:		
Reserves related to accounts receivable	$ 12,562	$ 10,928
Inventory reserves	22,822	28,020
Insurance reserves	45,153	45,237
Stock-based compensation	63,186	62,522
Operating lease liabilities	46,258	43,745
Deferred compensation and other	92,538	92,250
	282,519	282,702
Deferred tax liabilities:		
Uniform and other rental items in service	248,883	226,510
Property and equipment	171,971	171,819
Intangibles and other amortizable assets	190,299	199,256
Treasury locks	32,830	31,566
Capitalized contract costs	88,056	81,314
Operating lease right-of-use assets	46,258	43,745
State taxes and other	2,578	2,269
	780,875	756,479
Net deferred tax liability	$ 498,356	$ 473,777

Although realization is not assured, management has evaluated its deferred tax assets to determine whether a valuation allowance is required or should be adjusted. This evaluation considers, among other items, the nature, frequency and amount of recent losses, reversal periods of taxable temporary differences, duration of statutory periods and tax planning strategies. As a result of this analysis, management believes it is more likely than not that the recorded deferred tax assets will be realized.

Income taxes paid were $291.9 million, $208.5 million and $245.5 million for the fiscal years ended May 31, 2023, 2022 and 2021, respectively.

As of May 31, 2023 and 2022, there was $29.3 million and $30.8 million, respectively, in total unrecognized tax benefits, which, if recognized, would favorably impact Cintas' effective tax rate. Cintas recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense in the consolidated statements of income, which is consistent with the recognition of these items in prior reporting periods. The total amount accrued for interest and penalties as of May 31, 2023 and 2022, was $3.2 million and $4.0 million, respectively. Cintas records this tax liability in long-term accrued liabilities on the consolidated balance sheets.

A reconciliation of the beginning and ending amount of the gross unrecognized tax benefits (exclusive of interest and penalties) is as follows:

(In thousands)	
Balance at June 1, 2021	$ 42,457
Additions for tax positions of the current year	5,558
Additions for tax positions of prior years	3,093
Settlements	(7,352)
Statute expirations	(6,182)
Balance at May 31, 2022	37,574
Additions for tax positions of the current year	6,904
Additions for tax positions of prior years	6,821
Settlements	(12,937)
Statute expirations	(1,608)
Balance at May 31, 2023	$ 36,754

The majority of Cintas' operations are in North America. Cintas is required to file U.S. federal income tax returns, as well as state income tax returns in a majority of the domestic states and also in certain Canadian provinces. At times, Cintas is subject to audits in these jurisdictions. The audits, by nature, are sometimes complex and can require several years to resolve. The final resolution of any such tax audit could result in either a reduction in Cintas' accruals or an increase in its income tax expense, either of which could have an impact on the consolidated results of operation in any given period.

All U.S. federal income tax returns are closed to audit through fiscal 2019. Cintas is currently in various audits in certain foreign jurisdictions and certain domestic states. The years under foreign and domestic state audits cover fiscal years back to 2014. Based on the status and resolution of the various audits and other potential regulatory developments, it is expected that the balance of unrecognized tax benefits will not materially change for the fiscal year ending May 31, 2024.

Foreign Withholding Tax

The Company asserts that all foreign earnings will be indefinitely reinvested, with the exception of certain foreign investments in which earnings and cash generation are in excess of local needs. With the passage of the Tax Cuts and Jobs Act in the U.S., dividends of earnings from non-U.S. operations are generally no longer subject to U.S. income tax. Cintas continues to analyze the estimated impact of the non-U.S. income and withholding tax liabilities based on the source of these earnings, as well as the expected means through which those earnings may be taxed; however, the unrecorded tax is not material to the consolidated financial statements.

Note 9. Employee Benefit Plans

Pension Plans

In conjunction with the acquisition of G&K in fiscal 2017, Cintas assumed the Pension Plan that covers substantially all legacy G&K employees who were employed as of July 1, 2005, except certain employees who were covered by union-administered plans. Benefits are based on the number of years of service and each employee's compensation near retirement. We will make annual contributions to the Pension Plan consistent with federal funding requirements. The Pension Plan was frozen by G&K effective December 31, 2006. Future growth in benefits will not occur beyond this date. Applicable accounting standards require that the consolidated balance sheets reflect the funded status of the Pension Plan. The funded status of the Pension Plan is measured as the difference between the plan assets at fair value and the PBO. The PBO represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. The measurement of the PBO is based on the Company's estimates and actuarial valuations. Unrecognized differences between actual amounts and estimates based on actuarial assumptions are included in accumulated other comprehensive income (loss) on our consolidated balance sheets. The difference between actual amounts and estimates based on actuarial assumptions are recognized in other comprehensive income (loss), net of tax, in the period in which they occur. The estimated amortization from accumulated other comprehensive income (loss) into net periodic benefit cost during fiscal year 2024 is not material.

Obligations and Funded Status at May 31:

(In thousands)

	2023	2022
Change in benefit obligation:		
Projected benefit obligation, beginning of year	$ 84,546	$ 99,728
Interest cost	3,089	2,148
Actuarial gain	(6,556)	(14,044)
Benefits paid	(3,340)	(3,286)
Projected benefit obligation, end of year	$ 77,739	$ 84,546
Change in plan assets:		
Fair value of plan assets, beginning of year	$ 66,723	$ 78,244
Actual loss on plan assets	(3,345)	(8,322)
Employer contributions	—	87
Benefits paid	(3,340)	(3,286)
Fair value of plan assets, end of year	$ 60,038	$ 66,723
Funded status-net amount recognized	$ (17,701)	$ (17,823)

The net pension liability of $17.7 million and $17.8 million was included in long-term accrued liabilities on the consolidated balance sheets as of May 31, 2023 and 2022, respectively. An unrecognized net actuarial loss of $3.0 million and $2.9 million related to the Pension Plan was included in "other" within the accumulated other comprehensive income (loss) on the consolidated balance sheets at May 31, 2023 and 2022, respectively.

The components of net periodic pension benefit are summarized as follows for the fiscal years ended May 31:

(In thousands)

	2023	2022
Interest cost	$ 3,089	$ 2,148
Expected return on assets	(3,350)	(3,651)
Net periodic pension benefit	$ (261)	$ (1,503)

Assumptions

The following weighted average assumptions were used to determine benefit obligations for the Pension Plan for the fiscal years ended May 31:

	2023	2022
Discount rate	4.89%	4.11%

The following weighted average assumptions were used to determine net periodic pension benefit for the Pension Plan for the fiscal years ended May 31:

	2023	2022
Discount rate	4.11%	2.83%
Expected return on plan assets	5.20%	4.80%

Plan Assets

The asset allocations in the Pension Plan are as follows at May 31:

	2023 Target Asset Allocation	2023 Actual Asset Allocation	2022 Actual Asset Allocation
Large cap equity	26.0%	27.3%	29.1%
Small cap equity	5.0%	5.2%	6.2%
International equity	8.0%	8.8%	8.2%
Fixed income	45.0%	44.8%	43.2%
Absolute return strategy funds	16.0%	13.6%	12.7%
Cash	0.0%	0.3%	0.6%
Total	100.0%	100.0%	100.0%

Our investment committee, assisted by outside consultants, evaluates the objectives and investment policies concerning our long-term investment goals and asset allocation strategies. Pension Plan assets are invested in various asset classes that are expected to produce a sufficient level of diversification and investment return over the long term. To develop the expected long-term rate of return on asset assumptions, we consider the historical returns and future expectations of returns for each asset class, as well as the target asset allocation, changes in investments expenses and investment goals of the pension portfolio. This resulted in the selection of 5.20% expected return on Pension Plan assets for fiscal year 2023 and 4.80% expected return on Pension Plan assets for fiscal year 2022. The investment goals are (1) to meet or exceed the assumed actuarial rate of return over the long term within reasonable and prudent levels of risk, and (2) to preserve the real purchasing power of assets to meet future obligations. The nature and duration of benefit obligations, along with assumptions concerning asset class returns and return correlations, are considered when determining an appropriate asset allocation to achieve the investment objectives. Pension Plan assets for our qualified pension plans are held in a trust for the benefit of the plan participants and are invested in a diversified portfolio of equity investments, fixed income investments and cash. Risk targets are established and monitored against acceptable ranges. All investment policies and procedures are designed to ensure that the plans' investments are in compliance with the Employee Retirement Income Security Act. Guidelines are established defining permitted investments within each asset class.

The implementation of the investment strategy discussed above is executed through a variety of investment types, including U.S. government securities, corporate debt and mutual funds. The mutual fund investments are valued at the closing price reported on the active market on which the individual securities are traded and are not adjusted from the quoted active market price at the consolidated balance sheet dates. The remaining investments, primarily corporate debt, are valued using unadjusted observable inputs such as third-party quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe our valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the consolidated balance sheet dates.

Information on the Pension Plan assets, using the fair value hierarchy discussed in Note 1 entitled Significant Accounting Polices, is as follows as of May 31:

(In thousands)	2023				2022			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 211	$ —	$ —	$ 211	$ 503	$ —	$ —	$ 503
U.S. government securities	2,983	2,280	—	5,263	2,839	3,178	—	6,017
Corporate debt	—	21,437	—	21,437	—	22,681	—	22,681
Municipal obligations	—	151	—	151	—	—	—	—
Mutual funds:								
U.S. securities	27,681	—	—	27,681	32,016	—	—	32,016
International securities	5,295	—	—	5,295	5,506	—	—	5,506
Total	$36,170	$23,868	$ —	$60,038	$40,864	$25,859	$ —	$66,723

We expect to make contributions of approximately $0.8 million to the Pension Plan during the next 12 months. The Pension Plan benefit payments expected to be paid for each of the next five years and thereafter are $4.4 million, $4.6 million, $4.8 million, $4.9 million, $5.0 million and $54.0 million, respectively.

Future changes in plan asset returns, assumed discount rates and various other factors related to the Pension Plan will impact future net periodic pension benefit (cost) and liabilities, however, any changes would not have a material impact on our consolidated results of operations and consolidated financial position.

Cintas also administers a pension plan that was assumed in a previous acquisition and is immaterial for detailed disclosure purposes. As of May 31, 2023 and 2022, the fair value of this pension plan's total assets was $7.8 million and $8.4 million, respectively, and the PBO was $6.9 million and $7.5 million, respectively.

Non-Contributory Retirement Plans

Cintas' Partners' Plan (the Plan) is a non-contributory profit sharing plan and Employee Stock Ownership Plan (ESOP) for the benefit of substantially all U.S. Cintas employee-partners who have completed one year of service. The Plan also includes a 401(k) savings feature covering substantially all U.S. employee-partners. The amounts of contributions to the Plan and ESOP, as well as the matching contribution to the 401(k), are made at the discretion of the Board of Directors. Total contributions, including Cintas' matching contributions, which approximate cost, were $99.1 million, $85.0 million and $75.6 million for the fiscal years ended May 31, 2023, 2022 and 2021, respectively. The expense associated with these contributions was recorded in selling and administrative expenses on the consolidated statements of income.

Cintas has a non-contributory deferred profit sharing plan (DPSP), which covers substantially all Canadian employee-partners. In addition, a registered retirement savings plan (RRSP) is offered to those employees. The amounts of contributions to the DPSP, as well as the matching contribution to the RRSP, are made at the discretion of the Board of Directors. Total contributions, which approximate cost, were $3.7 million, $3.4 million and $3.1 million for the fiscal years ended May 31, 2023, 2022 and 2021, respectively. The expense associated with these contributions was recorded in selling and administrative expenses on the consolidated statements of income.

Cintas has a supplemental executive retirement plan (SERP) subject to Section 409A of the Internal Revenue Code for the benefit of certain highly compensated Cintas employee-partners. The SERP allows participants to defer the receipt of compensation which would otherwise become payable to them. Matching contributions are made at the discretion of the Board of Directors. Total matching contributions, which approximates cost, were $12.3 million, $10.5 million and $9.1 million for the fiscal years ended May 31, 2023, 2022 and 2021, respectively. The expense associated with these contributions was recorded in selling and administrative expenses on the consolidated statements of income.

Note 10. Earnings per Share

Cintas uses the two-class method to calculate basic and diluted earnings per share as a result of outstanding participating securities in the form of restricted stock awards. See Note 11 entitled Stock-Based Compensation for additional information on restricted stock awards. The following tables set forth the computation of basic and diluted earnings per share using the two-class method for amounts attributable to Cintas' common shares for the fiscal years ended May 31:

Basic Earnings per Share (In thousands except per share data)	2023	2022	2021
Net income	$ 1,348,010	$ 1,235,757	$ 1,110,968
Less: net income allocated to participating securities	5,463	6,132	7,623
Net income available to common shareholders	$ 1,342,547	$ 1,229,625	$ 1,103,345
Basic weighted average common shares outstanding	101,645	103,172	104,874
Basic earnings per share	$ 13.21	$ 11.92	$ 10.52

Diluted Earnings per Share (In thousands except per share data)	2023	2022	2021
Net income	$ 1,348,010	$ 1,235,757	$ 1,110,968
Less: net income allocated to participating securities	5,463	6,132	7,623
Net income available to common shareholders	$ 1,342,547	$ 1,229,625	$ 1,103,345
Basic weighted average common shares outstanding	101,645	103,172	104,874
Effect of dilutive securities – employee stock options	1,732	2,351	2,833
Diluted weighted average common shares outstanding	103,377	105,523	107,707
Diluted earnings per share	$ 12.99	$ 11.65	$ 10.24

For the fiscal years ended May 31, 2023, 2022 and 2021, options granted to purchase 1.0 million, 0.5 million and 0.2 million shares of Cintas common stock, respectively, were excluded from the computation of diluted earnings per share. The exercise prices of these options were greater than the average market price of the common shares (anti-dilutive).

On October 30, 2018, we announced that the Board of Directors authorized a $1.0 billion share buyback program, which was completed during the third quarter of fiscal 2021. On October 29, 2019, we announced the Board of Directors authorized a $1.0 billion share buyback program, which was completed during the first quarter of fiscal 2022. On July 27, 2021, we announced that the Board of Directors authorized a $1.5 billion share buyback program, which does not have an expiration date. From the inception of the July 27, 2021 share buyback program through May 31, 2023, Cintas purchased a total of 2.7 million shares of Cintas common stock at an average price of $385.80 per share for a total purchase price of $1.0 billion. On July 26, 2022, Cintas announced that the Board of Directors authorized a new $1.0 billion share buyback program, which does not have an expiration date.

The following table summarizes the buyback activity by program and fiscal year ended May 31:

Buyback Program (In thousands except per share data)	2023			2022			2021		
	Shares	Average Price per Share	Purchase Price	Shares	Average Price per Share	Purchase Price	Shares	Average Price per Share	Purchase Price
October 30, 2018	—	$ —	$ —	—	$ —	$ —	190	$319.88	$ 60,877
October 29, 2019	—	—	—	1,590	365.41	581,220	1,196	350.31	418,779
July 27, 2021	550	396.69	218,288	2,150	383.01	823,429	—	—	—
July 26, 2022	—	—	—	—	—	—	—	—	—
	550	$396.69	$218,288	3,740	$375.53	$1,404,649	1,386	$346.13	$479,656
Shares acquired for taxes due [1]	430	$420.21	$180,577	305	$397.16	$ 121,224	246	$302.52	$ 74,465
Total repurchase of Cintas common stock			$398,865			$1,525,873			$554,121

[1] Shares of Cintas stock acquired for employee payroll taxes due on options exercised and vested restricted stock awards.

There were no share buybacks in the period subsequent to May 31, 2023, through July 27, 2023, under any share buyback program.

In addition to the share buyback activity presented above, beginning in fiscal 2022, Cintas acquired shares of Cintas common stock, via non-cash transactions, in connection with net-share settlements of option exercises. The following table summarizes Cintas' non-cash share buyback activity for the fiscal year ended May 31:

Buyback Program (In thousands except per share data)	2023			2022		
	Shares	Average Price per Share	Non-Cash Value	Shares	Average Price per Share	Non-Cash Value
Non-cash transaction activity	360	$ 424.86	$ 152,983	71	$ 402.73	$ 28,670

Note 11. Stock-Based Compensation

On August 2, 2016, the Board of Directors approved and adopted the Cintas Corporation 2016 Equity and Incentive Compensation Plan (the 2016 Plan) to replace the Cintas' 2005 Equity Compensation Plan, as amended (the 2005 Plan). The 2016 Plan was approved by Cintas shareholders at its Annual Meeting on October 18, 2016, at which time the 2016 Plan became effective. Under the 2016 Plan, Cintas may grant officers and key employee-partners equity compensation in the form of stock options, stock appreciation rights, restricted and unrestricted stock awards, performance awards and other stock unit awards representing up to an aggregate of 12,500,000 shares of Cintas' common stock. Any shares of common stock that remained available under the 2005 Plan became part of the total available share balance of 12,500,000 shares under the 2016 Plan. At May 31, 2023, 5,412,885 shares of common stock were reserved for future issuance under the 2016 Plan. Total compensation cost for stock-based awards was $103.6 million, $109.3 million and $112.0 million for the fiscal years ended May 31, 2023, 2022 and 2021, respectively. Cintas accounts for forfeitures of stock-based awards as they occur. The total income tax benefit recognized in the consolidated statements of income for share-based compensation arrangements was $26.4 million, $27.9 million and $28.6 million for the fiscal years ended May 31, 2023, 2022 and 2021, respectively.

Stock Options

Stock options are granted at the fair market value of the underlying common stock on the date of grant. The option terms are determined by the Compensation Committee of the Board of Directors, but no stock option may be exercised later than 10 years after the date of the grant. The option awards generally have 10-year terms with graded vesting in years 3 through 5 based on continuous service during that period. The majority of stock option grants occur in the first quarter of each fiscal year in connection with the annual grant, which is earned in the prior fiscal year. Cintas recognizes compensation expense for these options using the straight-line recognition method over the vesting period.

The fair value of options was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions for the fiscal years ended May 31:

	2023	2022	2021
Risk-free interest rate	2.8%	0.8%	0.4%
Dividend yield	1.1%	1.2%	1.1%
Expected volatility of Cintas' common stock	26.0%	25.2%	23.5%
Expected life of the option in years	5.5	5.5	5.5

The risk-free interest rate is based on U.S. government issues with a remaining term equal to the expected life of the stock options. The determination of expected volatility is based on historical volatility of Cintas' common stock over the period commensurate with the expected term of stock options, as well as other relevant factors. The weighted average expected term was determined based on the historical employee exercise behavior of the options. The weighted-average fair value of stock options granted during fiscal 2023, 2022 and 2021 was $120.24, $100.07 and $66.52, respectively.

The information presented in the following table relates primarily to stock options granted and outstanding under either the 2016 Plan or under previously adopted plans:

	Shares Weighted	Average Exercise Price
Outstanding, June 1, 2020 (1,913,374 shares exercisable)	7,105,399	$145.54
Granted	747,550	348.24
Canceled	(1,452)	59.51
Forfeited	(91,722)	193.94
Exercised	(1,704,251)	83.31
Outstanding, May 31, 2021 (1,548,867 shares exercisable)	6,055,524	191.11
Granted	531,963	398.92
Canceled	(877)	116.25
Forfeited	(260,249)	273.53
Exercised	(1,238,959)	118.21
Outstanding, May 31, 2022 (1,575,999 shares exercisable)	5,087,402	230.62
Granted	579,146	464.91
Canceled	(1,710)	65.79
Forfeited	(162,598)	339.49
Exercised	(1,074,488)	145.19
Outstanding, May 31, 2023 (1,546,346 shares exercisable)	4,427,752	$278.01

The intrinsic value of stock options exercised was $302.9 million, $348.3 million and $402.3 million for the fiscal years ended May 31, 2023, 2022 and 2021, respectively. The total cash received from employees as a result of employee stock option exercises for the fiscal years ended May 31, 2023, 2022 and 2021 was $3.0 million, $117.7 million and $130.0 million, respectively.

The fair value of stock options vested was $37.9 million, $36.7 million and $30.5 million for the fiscal years ended May 31, 2023, 2022 and 2021, respectively.

The following table summarizes the information related to stock options outstanding at May 31, 2023:

Range of Exercise Prices	Number Outstanding	Outstanding Options Average Remaining Option Life	Outstanding Options Weighted Average Exercise Price	Exercisable Options Number Exercisable	Exercisable Options Weighted Average Exercise Price
$ 37.91 - $155.83	1,000,881	3.07	$109.39	1,000,881	$109.39
$155.84 - $216.78	736,299	5.21	203.60	369,557	202.04
$216.79 - $346.61	1,087,491	6.63	275.83	169,721	262.73
$346.62 - $472.14	1,603,081	9.05	418.95	6,187	426.55
$ 37.91 - $472.14	4,427,752	6.46	$278.01	1,546,346	$149.63

At May 31, 2023, the aggregate intrinsic value of stock options outstanding and exercisable was $859.5 million and $498.7 million, respectively. The weighted-average remaining contractual term of stock options exercisable is 4.0 years.

Restricted Stock Awards

Restricted stock awards consist of Cintas' common stock that is subject to such conditions, restrictions and limitations as the Compensation Committee of the Board of Directors determines to be appropriate. The vesting period is generally three years after the grant date. The recipient of restricted stock awards will have all rights of a shareholder of Cintas, including the right to vote and the right to receive cash dividends during the vesting period. Cintas recognizes compensation expense for these restricted stock awards using the straight-line recognition method over the vesting period.

The information presented in the following table relates to restricted stock awards granted and outstanding under either the 2016 Plan or under previously adopted plans:

	Shares	Weighted Average Grant Price
Outstanding, unvested grants at June 1, 2020	1,625,215	$199.73
Granted	274,843	352.68
Forfeited	(48,586)	241.95
Vested	(610,249)	147.32
Outstanding, unvested grants at May 31, 2021	1,241,223	264.63
Granted	189,874	398.30
Forfeited	(66,589)	323.00
Vested	(527,899)	213.36
Outstanding, unvested grants at May 31, 2022	836,609	331.95
Granted	187,750	470.11
Forfeited	(51,200)	384.61
Vested	(286,529)	267.65
Outstanding, unvested grants at May 31, 2023	686,630	$392.02

The remaining unrecognized compensation cost related to unvested stock options and restricted stock at May 31, 2023 was $251.8 million. The weighted-average period of time over which this cost will be recognized is 2.20 years.

Note 12. Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in the accumulated balances for each component of accumulated other comprehensive income (loss), net of tax:

(In thousands)	Foreign Currency	Unrealized (Loss) Income on Interest Rate Locks	Other	Total
Balance at June 1, 2021	$ 41,839	$ (7,308)	$ (3,643)	$ 30,888
Other comprehensive (loss) income before reclassifications	(24,833)	102,057	1,866	79,090
Amounts reclassified from accumulated other comprehensive income (loss)	—	(2,061)	—	(2,061)
Net current period other comprehensive (loss) income	(24,833)	99,996	1,866	77,029
Balance at May 31, 2022	17,006	92,688	(1,777)	107,917
Other comprehensive (loss) income before reclassifications	(34,007)	10,111	(158)	(24,054)
Amounts reclassified from accumulated other comprehensive income (loss)	—	(6,085)	—	(6,085)
Net current period other comprehensive (loss) income	(34,007)	4,026	(158)	(30,139)
Balance at May 31, 2023	$ (17,001)	$ 96,714	$ (1,935)	$ 77,778

The following table summarizes the reclassifications out of accumulated other comprehensive income (loss) during the fiscal years ended May 31:

Details about Accumulated Other Comprehensive Income (Loss) Components	Amount Reclassified from Accumulated Other Comprehensive Income (Loss)		Affected Line in the Consolidated Statements of Income
(In thousands)	**2023**	2022	
Amortization of interest rate locks	$ 8,134	$ 2,733	Interest expense
Tax expense	(2,049)	(672)	Income taxes
Amortization of interest rate locks, net of tax	$ 6,085	$ 2,061	

Note 13. Operating Segment Information

Cintas' reportable operating segments are Uniform Rental and Facility Services and First Aid and Safety Services. The Uniform Rental and Facility Services reportable operating segment, consists of the rental and servicing of uniforms and other garments including flame resistant clothing, mats, mops and shop towels and other ancillary items. In addition to these rental items, restroom cleaning services and supplies, and the sale of items from our catalogs to our customers on route are included within this reportable operating segment. The First Aid and Safety Services reportable operating segment consists of first aid and safety products and services. The remainder of Cintas' operating segments, which consists of the Fire Protection Services operating segment and the Uniform Direct Sale operating segment, is included in All Other.

Cintas evaluates the performance of each operating segment based on several factors of which the primary financial measures are operating segment revenue and operating income. The accounting policies of the operating segments are the same as those described in Note 1 entitled Significant Accounting Policies. Information related to the operations of Cintas' reportable operating segments and All Other is set forth below:

(In thousands)	Uniform Rental and Facility Services	First Aid and Safety Services	All Other	Corporate [1]	Total
May 31, 2023					
Revenue	$6,897,130	$951,496	$967,143	$ —	$8,815,769
Gross margin	$3,264,955	$482,088	$426,325	$ —	$4,173,368
Selling and administrative expenses	1,786,198	301,398	283,108	—	2,370,704
Interest expense, net	—	—	—	109,516	109,516
Income before income taxes	$1,478,757	$180,690	$143,217	$(109,516)	$1,693,148
Depreciation and amortization	$ 326,185	$ 62,059	$ 20,918	$ —	$ 409,162
Capital expenditures	$ 227,436	$ 76,549	$ 27,124	$ —	$ 331,109
Total assets	$7,176,257	$703,226	$542,724	$ 124,149	$8,546,356
May 31, 2022					
Revenue	$6,226,980	$832,458	$795,021	$ —	$7,854,459
Gross margin	$2,910,547	$372,193	$349,506	$ —	$3,632,246
Selling and administrative expenses	1,557,057	265,430	222,389	—	2,044,876
Interest expense, net	—	—	—	88,602	88,602
Income before income taxes	$1,353,490	$106,763	$127,117	$ (88,602)	$1,498,768
Depreciation and amortization	$ 329,473	$ 48,656	$ 21,572	$ —	$ 399,701
Capital expenditures	$ 166,559	$ 59,656	$ 14,457	$ —	$ 240,672
Total assets	$6,979,731	$664,040	$413,014	$ 90,471	$8,147,256
May 31, 2021					
Revenue	$5,689,632	$784,291	$642,417	$ —	$7,116,340
Gross margin	$2,706,118	$332,336	$276,197	$ —	$3,314,651
Selling and administrative expenses	1,480,278	251,153	197,728	—	1,929,159
Interest expense, net	—	—	—	97,743	97,743
Income before income taxes	$1,225,840	$ 81,183	$ 78,469	$ (97,743)	$1,287,749
Depreciation and amortization	$ 323,596	$ 43,314	$ 21,041	$ —	$ 387,951
Capital expenditures	$ 104,020	$ 34,384	$ 5,066	$ —	$ 143,470
Total assets	$6,743,272	$637,663	$362,248	$ 493,640	$8,236,823

[1] Corporate assets represent the consolidated cash balance in all periods presented.

Note 14 - Litigation and Other Contingencies

Cintas is subject to legal proceedings, insurance receipts, legal settlements and claims arising from the ordinary course of its business, including personal injury, customer contract, environmental and employment claims. In the opinion of management, the aggregate liability, if any, with respect to such ordinary course of business actions will not have a material adverse effect on the consolidated financial position, consolidated results of operations or consolidated cash flows of Cintas. Cintas is party to additional litigation not considered in the ordinary course of business, including the litigation discussed below.

The Company is a defendant in a purported class action lawsuit, *City of Laurel, Mississippi v. Cintas Corporation No. 2*, filed on March 12, 2021. This is a contract dispute whereby plaintiffs allege that Cintas breached its contracts with participating public agencies and seek, among other things, contract-based damages in an unspecified amount. In March 2022, the District Court denied Cintas' motion to compel arbitration, and on March 6, 2023, the Ninth Circuit Court of Appeals affirmed. Liability in this matter is not probable nor estimable at this time.

The Company, the Board of Directors, Scott Farmer (Executive Chairman) and the Investment Policy Committee are defendants in a purported class action, filed on December 13, 2019, pending in the U.S. District Court for the Southern District of Ohio alleging violations of The Employee Retirement Income Security Act of 1974 (ERISA). The lawsuit asserts that the defendants improperly managed the costs of the employee retirement plan, breached their fiduciary duties in failing to investigate and select lower cost alternative funds and failed to monitor and control the employee retirement plan's recordkeeping costs. The defendants deny liability and a legal contingency is neither probable nor estimable at this time.

Cintas records an accrual for legal contingencies when Cintas determines that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. As of May 31, 2023 and 2022, Cintas did not accrue any additional sums in excess of its other legal contingency accruals for adverse jury verdicts arising in the ordinary course of its business. The litigation discussed above, if decided or settled adversely to Cintas, may result in liability material to Cintas' consolidated financial condition, consolidated results of operation or consolidated cash flows and could increase costs of operations on an ongoing basis. Any estimated liability relating to these proceedings is not determinable at this time. Cintas may enter into discussions regarding settlement of these and other lawsuits, and may enter into settlement agreements if it believes such settlement is in the best interest of Cintas' shareholders.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

With the participation of Cintas' management, including Cintas' President and Chief Executive Officer, Chief Financial Officer, General Counsel and Controllers, Cintas has evaluated the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the Exchange Act) as of May 31, 2023. Based on such evaluation, Cintas' management, including Cintas' President and Chief Executive Officer, Chief Financial Officer, General Counsel and Controllers, have concluded that Cintas' disclosure controls and procedures were effective as of May 31, 2023, in ensuring (i) information required to be disclosed by Cintas in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (ii) information required to be disclosed by Cintas in the reports that it files or submits under the Exchange Act is accumulated and communicated to Cintas' management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

Management's Report on Internal Control over Financial Reporting and the Report of Ernst & Young LLP, Independent Registered Public Accounting Firm thereon are set forth in Part II, Item 8 of this Annual Report on Form 10-K and are incorporated by reference herein.

There were no changes in Cintas' internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended May 31, 2023, that have materially affected, or are reasonably likely to materially affect, Cintas' internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required under this item is incorporated herein by reference to the material contained in Cintas' definitive proxy statement for the 2023 annual meeting of shareholders to be filed with the SEC pursuant to Regulation 14A not later than 120 days after the close of the fiscal year (the Proxy Statement).

Item 11. Executive Compensation

The information required under this item is incorporated herein by reference to the material contained in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required under this item is incorporated herein by reference to the material contained in the Proxy Statement, except that the information required by Item 201(d) of Regulation S-K can be found below.

The following table provides information about Cintas' common stock that may be issued under Cintas' equity compensation plans as of May 31, 2023.

Equity Compensation Plan Information

Plan category	Number of shares to be issued upon exercise of outstanding options [1]	Weighted average exercise price of outstanding options [1]	Number of shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders	4,427,752	$278.01	5,412,885
Equity compensation plans not approved by shareholders	—	—	—
Total	4,427,752	$278.01	5,412,885

[1] Excludes 686,630 unvested restricted stock units.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required under this item is incorporated herein by reference to the material contained in the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required under this item is incorporated herein by reference to the material contained in the Proxy Statement.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1)   Financial Statements. All financial statements required to be filed by Item 8 of Form 10-K and included in this Annual Report are listed in Item 8. No additional financial statements are filed because the requirements of paragraph (c) under Item 15 are not applicable to Cintas.

(a) (2)   Financial Statement Schedule:

For each of the three years in the period ended May 31, 2023.

Schedule II: Valuation and Qualifying Accounts and Reserves.

All other schedules are omitted because they are not applicable, or not required, or because the required information is included in the Consolidated Financial Statements or Notes thereto.

(a) (3)   Exhibits.

All documents referenced below were filed pursuant to the Exchange Act by Cintas Corporation, file number 000-11399, unless otherwise noted.

Exhibit Number	Description of Exhibit
3.1	Restated Articles of Incorporation, as amended (Incorporated by reference to Exhibit 3.1 to Cintas' Quarterly Report on Form 10-Q for the quarter ended November 30, 2022).
3.2	Amended and Restated By-laws (Incorporated by reference to Exhibit 3.1 to Cintas' Current Report on Form 8-K filed on August 3, 2018).
4.1	Indenture dated as of May 28, 2002, among Cintas Corporation No. 2, as issuer, Cintas Corporation, as parent guarantor, the subsidiary guarantors thereto and Wachovia Bank, National Association, as trustee (Incorporated by reference to Exhibit 4.1 to Cintas' Annual Report on Form 10-K for the year ended May 31, 2002).
4.2	Form of 6.15% Senior Note due 2036 (Incorporated by reference to Exhibit 4.3 to Cintas' Current Report on Form 8-K filed on August 21, 2006).
4.3	Form of 3.700% Senior Notes due 2027 (Incorporated by reference to Exhibit 4.2 to Cintas' Current Report on Form 8-K filed on March 14, 2017).
4.4	Form of 3.450% Senior Notes due 2025 (Incorporated by reference to Exhibit 4.1 to Cintas' Current Report on Form 8-K Filed May 3, 2022)
4.5	Form of 4.000% Senior Notes due 2032 (Incorporated by reference to Exhibit 4.2 to Cintas' Current Report on Form 8-K Filed May 3, 2022)
4.6	Description of Securities (Incorporated by reference to Exhibit 4.8 to Cintas' Annual Report on Form 10-K for the year ended May 31, 2019).
10.1	Third Amended and Restated Credit Agreement, dated as of March 23, 2022, among Cintas Corp No. 2, the Lenders party thereto and KeyBank National Association, as Administrative Agent (Incorporated by reference to Exhibit 10.1 to Cintas' Current Report on Form 8-K filed on March 23, 2022).
10.2	Amended and Restated Note Purchase Agreement, dated as of March 21, 2017, among G&K Services, Inc. and the Note holders (Incorporated by reference to Exhibit 4.1 to Cintas' Current Report on Form 8-K filed on March 21, 2017).
10.3*	Partners' Plan (Incorporated by reference to Cintas' Annual Report on Form 10-K for the year ended May 31, 1993).

Exhibit Number	Description of Exhibit
10.4*	First Amendment to Partners' Plan (Incorporated by reference to Exhibit 4.2 to Cintas' Registration Statement No. 33-56623 on Form S-8 filed on November 28, 1994).
10.5*	Second Amendment to Partners' Plan (Incorporated by reference to Exhibit 4.3 to Cintas' Registration Statement No. 33-56623 on Form S-8 filed on November 28, 1994).
10.6*	Directors' Deferred Compensation Plan (Incorporated by reference to Exhibit 10.12 to Cintas' Quarterly Report on Form 10-Q for the quarter ended November 30, 2000).
10.7*	Form of agreement signed by Officers, General/Branch Managers, Professionals and Key Managers, including Executive Officers (Incorporated by reference to Exhibit 10 to Cintas' Quarterly Report on Form 10-Q for the quarter ended February 28, 2005).
10.8*	President and CEO Executive Compensation Plan (Incorporated by reference to Exhibit 10.18 to Cintas' Annual Report on Form 10-K for the year ended May 31, 2005).
10.9*	2006 Executive Incentive Plan (Incorporated by reference to Exhibit 10.19 to Cintas' Annual Report on Form 10-K for the year ended May 31, 2005).
10.10*	2005 Equity Compensation Plan (Incorporated by reference to Cintas' Definitive Proxy Statement on Schedule 14A filed on September 1, 2005).
10.11*	Criteria for Performance Evaluation of the President and CEO (Incorporated by reference to Exhibit 10.21 to Cintas' Annual Report on Form 10-K for the year ended May 31, 2006).
10.12*	2007 Executive Incentive Plan (Incorporated by reference to Exhibit 10.22 to Cintas' Annual Report on Form 10-K for the year ended May 31, 2006).
10.13*	Amendment No. 1 to 2005 Equity Compensation Plan (Incorporated by reference to Exhibit 10.17 to Cintas' Annual Report on Form 10-K for the year ended May 31, 2011).
10.14*	Form of Restricted Stock Agreement (Incorporated by reference to Exhibit 10.18 to Cintas' Annual Report on Form 10-K for the year ended May 31, 2011).
10.15*	Amendment No. 2 to Cintas Corporation 2005 Equity Compensation Plan (Incorporated by reference to Exhibit 10.1 to Cintas' Current Report on Form 8-K filed on July 27, 2012).
10.16*	Form of Restricted Stock Agreement (Incorporated by reference to Exhibit 10.2 to Cintas' Current Report on Form 8-K filed on July 27, 2012).
10.17*	Amendment No. 3 to Cintas Corporation 2005 Equity Compensation Plan (Incorporated by reference to Exhibit 10.4 to Cintas' Current Report on Form 8-K filed on October 23, 2013).
10.18*	Amendment No. 4 to Cintas Corporation 2005 Equity Compensation Plan (Incorporated by reference to Exhibit 10.5 to Cintas' Current Report on Form 8-K filed on October 22, 2014).
10.19*	Cintas Corporation Management Incentive Plan (Incorporated by reference to Exhibit 10.5 to Cintas' Current Report on Form 8-K filed on October 23, 2013).
10.20*	Cintas Corporation 2016 Equity and Incentive Compensation Plan (Incorporated by reference to Exhibit 10.1 to Cintas' Current Report on Form 8-K filed on October 20, 2016).
10.21*	Amendment No. 1 to Cintas Corporation 2016 Equity and Incentive Compensation Plan (Incorporated by reference to Exhibit 10.1 to Cintas' Quarterly Report on Form 10-Q for the quarter ended November 30, 2017).
10.22*	Amendment No. 2 to Cintas Corporation 2016 Equity and Incentive Compensation Plan (Incorporated by reference to Exhibit 10.1 to Cintas' Quarterly Report on Form 10-Q for the quarter ended August 31, 2022).
10.23*	Amendment No. 3 to Cintas Corporation 2016 Equity and Incentive Compensation Plan (Incorporated by reference to Exhibit 10.2 to Cintas' Quarterly Report on Form 10-Q for the quarter ended August 31, 2022).

Exhibit Number	Description of Exhibit
14	Code of Ethics (Incorporated by reference to Exhibit 14 to Cintas' Annual Report on Form 10-K for the year ended May 31, 2004).
21**	Subsidiaries of the Registrant.
22**	Subsidiary Guarantors and Issuers of Guaranteed Securities and Affiliates Whose Securities Collateralize Securities of the Registrant.
23**	Consent of Independent Registered Public Accounting Firm.
31.1**	Certification of Principal Executive Officer, Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
31.2**	Certification of Principal Financial Officer, Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
32.1**	Certification of Chief Executive Officer, Pursuant to 18 U.S.C. § 1350.
32.2**	Certification of Chief Financial Officer, Pursuant to 18 U.S.C. § 1350.
101	The following financial statements from Cintas' Annual Report on Form 10-K for the fiscal year ended May 31, 2023, formatted in Inline XBRL: (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Shareholders' Equity, (v) Consolidated Statements of Cash Flows and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.
104	The cover page from Cintas' Annual Report on Form 10-K for the fiscal year ended May 31, 2023, formatted in Inline XBRL (included as Exhibit 101).

* Management compensatory contracts

** Filed herewith

Item 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CINTAS CORPORATION

By: /s/ Todd M. Schneider
     Todd M. Schneider
     President and Chief Executive Officer

DATE SIGNED: July 27, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Todd M. Schneider Todd M. Schneider	President, Chief Executive Officer and Director (Principal Executive Officer)	July 27, 2023
/s/ Scott D. Farmer Scott D. Farmer	Executive Chairman of the Board of Directors	July 27, 2023
/s/ Ronald W. Tysoe Ronald W. Tysoe	Director	July 27, 2023
/s/ John F. Barrett John F. Barrett	Director	July 27, 2023
/s/ Karen L. Carnahan Karen L. Carnahan	Director	July 27, 2023
/s/ Martin Mucci Martin Mucci	Director	July 27, 2023
/s/ J. Michael Hansen J. Michael Hansen	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	July 27, 2023

Cintas Corporation
Schedule II — Valuation and Qualifying Accounts and Reserves

(In thousands)	Balance at Beginning of Year	Additions [1]	Deductions [2][3]	Balance at End of Year
Allowance for Doubtful Accounts				
May 31, 2021	$ 35,433	$ 27,517	$ 50,853	$ 12,097
May 31, 2022	$ 12,097	$ 30,278	$ 29,457	$ 12,918
May 31, 2023	$ 12,918	$ 40,817	$ 38,809	$ 14,926

[1] Represents amounts charged to expense to increase reserve for estimated future bad debts.

[2] Represents reductions in the consolidated balance sheet reserve due to the actual write-off of non-collectible accounts receivable. These amounts do not impact Cintas' consolidated statements of income.

[3] The deductions in fiscal 2021 include $14.2 million of incremental allowance for doubtful accounts recorded as of May 31, 2020 in response to uncertainties related to customer collections impacted by the COVID-19 pandemic. Certain of the corresponding trade receivables were collected during fiscal 2021, and the incremental reserve was reversed as the Company' estimates and assumptions related to the impact of COVID-19 changed during fiscal 2021.

Exhibit 31.1
Certification of Principal Executive Officer Pursuant to Rule 13a – 14(a)

I, Todd M. Schneider, certify that:

1. I have reviewed this Annual Report on Form 10-K of Cintas Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 27, 2023   /s/   Todd M. Schneider
                                    Todd M. Schneider
                                    President and Chief Executive Officer
                                    (Principal Executive Officer)

Exhibit 31.2
Certification of Principal Financial Officer Pursuant to Rule 13a – 14(a)

I, J. Michael Hansen, certify that:

1. I have reviewed this Annual Report on Form 10-K of Cintas Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 27, 2023   /s/   J. Michael Hansen

J. Michael Hansen
Executive Vice President and Chief Financial Officer

Exhibit 32.1

Certification of Chief Executive Officer Pursuant to 18 U.S.C. § 1350, as Adopted Pursuant to § 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing with the Securities and Exchange Commission of the Report of Cintas Corporation (the "Company") on Form 10-K for the period ending May 31, 2023 (the "Report"), I, Todd M. Schneider, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company as of and for the periods presented.

/s/ Todd M. Schneider
Todd M. Schneider
Principal Executive Officer

July 27, 2023

Exhibit 32.2

Certification of Chief Financial Officer Pursuant to 18 U.S.C. § 1350, as Adopted Pursuant to § 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing with the Securities and Exchange Commission of the Report of Cintas Corporation (the "Company") on Form 10-K for the period ending May 31, 2023 (the "Report"), I, J. Michael Hansen, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company as of and for the periods presented.

/s/   J. Michael Hansen
      J. Michael Hansen
      Principal Financial Officer

July 27, 2023

Shareholder Information

Board of Directors

Gerald S. Adolph
Retired Senior Partner of Booz & Company

John F. Barrett
Chairman, President and
Chief Executive Officer of
Western & Southern Financial Group

Melanie W. Barstad
Retired President of Women's
Health Initiatives, Johnson &
Johnson Family of Companies

Robert E. Coletti
Retired Partner Emeritus, Keating
Muething & Klekamp PLL

Karen L. Carnahan
Retired Chief Operating Officer
of Shred-it International, Inc.

Scott D. Farmer
Executive Chairman of the Board
of the Corporation

Martin Mucci
Retired Chief Executive
Officer of Paychex, Inc.

Joseph Scaminace
Retired Chairman, President and
Chief Executive Officer of
Vectra Corporation

Todd M. Schneider
Chief Executive Officer
of the Corporation

Ronald W. Tysoe
Retired Vice Chairman,
Macy's, Inc.

Executive Offices

Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, OH 45262-5737

Auditors

Ernst & Young LLP
221 East 4th Street
Suite 2900
Cincinnati, OH 45202

Market for Registrant's Common Stock

Cintas Corporation Common Stock is
traded on the Nasdaq Global Select
Market. The symbol is CTAS.

Registrar and Transfer Agent

EQ Shareowner Services
PO Box 64874
St Paul MN 55164-0874
(800) 468-9716

Annual Meeting

The annual meeting of shareholders will be
held on Tuesday, October 24, 2023 at
11:30 a.m., EST. The annual meeting will be a
virtual meeting and shareholders will be able
to participate, vote and submit questions
during the virtual meeting. The live virtual
webcast of the meeting will be held at
www.virtualshareholdermeeting.com/CTAS2023.

Company Information

For financial information regarding
Cintas Corporation, please visit our
website at www.cintas.com. Additional
financial information is available at
www.nasdaq.com.

Security Holder Information

May 31, 2023, there were approximately
1,300 shareholders of record of Cintas'
Common Stock. Cintas believes that this
represents approximately 400,000 beneficial
owners.

CINTAS CORPORATION
6800 Cintas Boulevard
Cincinnati, OH 45262-5737
513.459.1200

www.cintas.com

